Exhibit 99.1

| 1 3Q22 Quarterly and YTD Financial Report MANAGEMENT FINANCIAL REVIEW

Table of Contents I. About Banco de Chile Our History 3 Financial Snapshot on Banco de Chile II. Corporate Governance Equity Composition and Ownership Structure 5 Board of Directors, Committees and Managerial Structure III. Business Strategy 8 Competitive Strengths and Resources Corporate Statements, Commitments and Strategic Pillars Business Trends Strategic Initiatives Stakeholders Engagement Business Segments Description IV. Economic and Business Environment 21 Regulation & Supervision Economic Outlook Competitive Landscape Banking Industry Performance and Competitive Position Key Business Drivers V. Management Discussion & Analysis 28 Snapshot on Strategic Advances Income Statement Analysis Business Segments Performance Balance Sheet Analysis VI. Risk & Capital Management 53 Risk Management Approach Funding Concentration and Liquidity Market Risk Operational Risk Capital Adequacy and Credit Ratings | 2

About Banco de Chile Our History We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest private sector bank in Chile . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Beginning in the early 1970 s, the Chilean Government assumed control of a majority of Chilean banks, and almost all the foreign banks that were operating at that time closed their branches and offices within the country . Throughout this era, we remained as a private sector bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975 . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged with Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by the CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and collection services . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile banking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the international perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 3

About Banco de Chile Financial Snapshot on Banco de Chile 3Q22 and 2022 YTD (In Millions of Ch$) Net Income Annual Var. +89.2% Annual Var. +110.4% Operating Revenues Annual Var. +46.5% Annual Var. +54.1% Expected Credit Losses Annual Var. +19.2% Annual Var. +42.4% Operating Expenses Annual Var. +20.0% Annual Var. +12.7% | 4

Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51.15% of our shares. LQIF is a joint a venture that is equally owned by Quiñenco S.A. (50%) and Citigroup Inc. (50%). The ownership agreement between Quiñenco S.A. and Citigroup Inc. allows the former to control LQIF and all the companies that are directly or indirectly controlled by LQIF. As of September 30, 2022 | 5

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2020 , the most recent election date, LQIF elected nine directors (eight directors and one alternate director) and two members of the board were elected as independent directors while another two members (one director and one alternate) were elected by other shareholders . Our Board meets twice a month, except in February, when it meets once . Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors . Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 6

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . | 7

Business Strategy Competitive Strengths and Resources We count on solid competitive strengths that represent the key inputs for the value creation process for customers, shareholders, employees and the community . These resources sustain our remarkable and consistent track record, which in turn is inspired by our purpose of contributing to the development of the country and people . Financial Human and Cultural Leader in profitability Robust capital base Leader in funding from demand deposits Solid risk ratings Collaborative work culture Ability to attract and develop talent Solid risk management management culture across the organization Commitment to inclusion and entrepreneurship Organizational Social Brand value Sound corporate governance Leader in digital banking Global presence through strategic partnership with Citigroup Outstanding corporate reputation Sound relations with supppliers Diversified customer base Sustained relationships with investors Recognized promoter of inclusion and entrepreneurship | 8

Business Strategy Corporate Statements, Commitments and Strategic Pillars Purpose Mission We are a company that contributes to the economic development of the country by generating favorable conditions for the development of individuals and enterprises, providing them with financial solutions that fit their needs at every stage of their lifetime. We are a leading corporation, globally - connected, and with a prestigious business tradition. We provide excellent financial services to all of our customer segments by offering creative and effective solutions, while at the same time pursuing to add value for our shareholders, employees and community as a whole. Vision Corporate Values We aspire to be, in all things we do, the best bank for our customers, the best place to work for our staff and the best investment for our shareholders. In order to accomplish this vision, we are committed to the development of our employees and the community as a whole. Integrity Respect Prudence Commitment Loyalty Responsibility Justice | 9

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To do this, it is essential to have always available distribution channels that allow fluid and timely communication, in addition to employees devoted to customer service while having digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our strategy through appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies while being present in emblematic solidarity crusades . We are also committed to diversity and inclusion, entrepreneurship, environmental care, and with equality and governance dimensions . | 10

Business Strategy Strategic Pillars and Mid - Term Targets Our strategic pillars represent an intermediate stage between our corporate statements and the activities through which we deploy the strategy (Strategic Initiatives), which are based on Collaboration, Culture and Talent as crucial inputs for an adequate and timely implementation of the transformational processes . • Customer at the Center of our Decisions “Best Bank for our Customers” Our customers are the primary motivation and the purpose of our actions . They are the anchor on which all decisions are made in the diverse business dimensions . This approach requires us to offer an innovative value proposition, simple and tailored to our customers’ needs throughout their lifecycle . • Efficiency and Productivity “Fast, Timely, Secure and Digital” We are convinced that efficiency and productivity are key drivers to building an agile and modern bank and to ensure our leadership in the medium term . The development of innovative, effective, automated, and secure digital processes will be crucial to advance in this area . • Sustainability and Commitment to Chile “An appreciated Bank, with solid Reputation” “A Bank that supports Entrepreneurship” We are committed to the development of the country and the progress of people by helping to improve their quality of life without compromising the well - being of next generations, promoting economic growth with environmental care and providing equal opportunities . Banco de Chile’s Strategy at a Glance Mid - Term Targets Strategic Pillar KPI Mid - Term Target Customer at the Center of our Decisions Net Promoter Score > 70.0% Market Share in Total Loans (1) > Top 2 Efficiency and Cost - to - Income Ratio < 45.0% Sustainability and Commitment to Chile Productivity Return on Average Capital and Reserves (2) Top 1 Reputation Top 3 in Chile (1) Excluding subsidiaries abroad (2) Among privately - owned banks | 11

Business Strategy Business Trends To achieve our strategic goals is crucial to know and understand the factors that could affect our performance in order to adapt our business strategy to face what we are not capable of controlling . The following factors represent main trends and changes affecting the banking business, which we address through our strategic initiatives : Social and Cultural Trends New political and social cycle. Constitutional process under discussion in Chile. Diverse reforms promoted by the current government administration with potential impact on the economic and business environment. Global and local economic uncertainty. Increased competition and regulatory requirements. Generational and behavioral shifts: customer | worker. Digital transformation and adaptation to new technologies. Change in the company – customer relationship. Sanitary risks and climate change. Consolidation of digital channels as the main means of interaction with customers and non - customers. Business model modernization: Talent management and IT strategy to adapt to the new environment. Sustainability requirements. Cost base optimization to mitigate competition and regulatory changes. Innovation in banking solutions. Arising of non - traditional competitors. Trends in Banking Business | 12

Business Strategy Strategic Initiatives Our Directive Plan describes the roadmap of initiatives and projects we have defined to achieve our medium and long - term objectives . This roadmap is flexible by adapting to the changes in the business environment and trends while permitting us to prioritize and focus financial and human resources . The six dimensions that comprise our Directive Plan are described below : Accelerating Digital Solutions Achievements 2022 YTD This dimension crosses at dimensions related to commercial activities, efficiency and technological evolution by defining our strategic ambition on this matter : "being the digital benchmark in the Chilean banking industry by generating the best customer experience and pursuing sustained growth in the future" . Based on this strategy, we have strengthened and enhanced our offer of digital products and services while optimizing our processes and undertaking technological renovation for full accessibility of remote our channels . More recently, one of the fundamental initiatives of this digital strategy has become the development of mobile applications and websites that are part of the digital ecosystem that provides 100 % digital services . Introduction of digital checking account and digital credit card for individuals. New digital demand account for companies and checking account for non - residents (custodian). Digital advances in Banchile Inversiones : New digital ecosystem and new Mi_Inversion app that improves customers’ digital experience in trading . New functionalities in Banconexion 2 . 0 for companies . Implementation of new APIs for massive payment . Withdrawals with QR code and reinforced functionalities for MiPago App. Upgrades to MiBanco App: consumer loan simulation and approval. | 13

Business Strategy Enhancing Commercial Activity This dimension pursues to continually strengthen and adapt the value propositions to the new trends and customer expectations, which should enable us to sustain profitable business growth . It involves projects and initiatives that address matters related to distribution channels, service platforms, service centers and changes in business dynamics by incorporating technological innovations, efficiency guidelines, business process automation and streamlining . We are also constantly exploring alternatives to create value through strategic alliances in commercial, efficiency and technology matters . In this field, we highlight the following initiatives : The "Customer Service Model" project is a long - term initiative that pursues to provide our customers with a modern, efficient and tailored face - to - face service network . This new model is reinforced by renewed remote service platforms in a joint challenge with accelerating digital solutions . The "Commercial Systematics" Program, aimed at increasing the productivity of our sales force by means of propensity models, advanced analytics, business intelligence tools, and the adaption of management and training procedures . Achievements 2022 YTD Enhancement of our service model for digital customers. Improved features in CRM tools to achieve comprehensive approach to customers. Bolstered commercial campaigns based on advanced analytics and risk intelligence: focus on consumer loans and insurance brokerage. Increased customer acquisition in USD current accounts. Development of new checking account plans, more flexible and tailored to our customers’ needs Continued customer acquisition through FAN account strategy: +275,000 new customers YTD / ~974,300 total FAN holders. Financial business boosted by means of a proactive and timely management of our exposure to inflation. Market - leading position in capital market deals through Banchile Citi Global Markets and Banchile Securities Brokerage Increasing Productivity Levels Based on the premise that excellence in efficiency and productivity is a crucial factor to support a market - leading position . Thus we strive to address this dimension through permanent, sustainable and comprehensive management in the search for improving process optimization and cost efficiency . This dimension is outlined in a strategic plan that addresses the initial assessment of opportunities of improvement based on gap analysis in relation with the best practices . Achievements 2022 YTD Successful implementation of new management practices and digital tools aimed at increasing commercial productivity in retail banking : SME contacted customers increased threefold and productivity of sales force in consumer loans increased above 15% . Cost savings and improved levels of productivity through diverse initiatives focused on process optimization and digitalization . New purchase model that introduces electronic auction and tender processes . | 14

Business Strategy Boosting Technological Evolution By means of this dimension we pursue to promote the continuous evolution of our technological architecture to keep it modern, flexible, scalable and aligned with market - leading practices . Likewise we aim to implement highly - automated and integrated software development processes that enable us to accelerate digital transformation . Achievements 2022 YTD Progress in upgrading IT architecture through a multi – cloud strategy. Improved capabilities in information management and data governance. Kick - off of Banchile Inversiones IT renovation plan for back - end systems. New project for endorsement automation and process streamlining through AI. Full renovation of the communication network. Strengthened monitoring systems for AML and fraud. New cybersecurity infrastructure targeting our multi - cloud strategy. Developing Talent and Capabilities This workstream addresses the evolution and handling of cultural and behavioral changes within the organization with the aim of approaching new realities and relationship dynamics between us and our employees and among employees by means of promoting culture transformation, collective practices and individual behaviors based on the values, attributes of coexistence and intangible attributes of the corporation . This cultural transformation seeks to build a more agile, diverse, flexible and collaborative Bank ; with new boundaries in terms of diversity, inclusion, environmental care and relationships with the society ; as well as new ways of working, based on participation, experimentation, co - construction and cross collaboration . Achievements 2022 YTD Deployment of diverse actions aimed at strengthening culture and bonding. Training programs for development of directive and leadership skills by emphasizing gender equality and labor ethics. Talent attraction boosted through improved recruitment experience and win - win alliances with teaching institutions and foundations. Merco Talento Award: 2 nd place among Chilean companies in talent attraction and retention. Determined progress in the implementation of new ways of working by introducing labor flexibility and reducing working hours. | 15

Business Strategy Strengthening ESG and Commitment to Chile This is a cross initiative that involves all the other five dimensions of our Directive Plan . This initiative is composed of the following pillars, that are also part of our sustainability strategy : diversity and inclusion, education and entrepreneurship, emergency response, contribution to the environment, and governance of sustainable management. The deployment of this initiative considers communication activities aimed at reinforcing corporate values and culture, stakeholder management, and building alliances with expert foundations and public and private organizations . Achievements 2022 YTD Successful implementation of ESG disclosure strategy : 1 st in Chile among banks in the Sustainalytics ESG Risk Ratings . Implementation of a Sustainability Financing Framework as part of our Sustainability Strategy, aligned with the Sustainability Bond Guidelines ("SBG") . Launch of the “Blue Commitment” program, which promotes electro - mobility, use of renewable energy and ESG investment funds for customers . Launch of new website “Aprende +”, which provides information and knowledge of investment products and solutions. New Financial Literacy Program for schools and the ‘Women who Inspire’ Program. Internal training in environmental and ESG matters. Boost to entrepreneurship through nationwide contests for students, teachers, as well as micro, small and medium sized companies. Continuous effort in promoting procedures to avoid cybersecurity risk among customers and the whole community . 5 th edition of Expo Inclusion : Commitment to people with disabilities . Implementation of diverse corporate volunteer activities mainly aimed at supporting social and educational organizations, communities of elderly people and reforestation . Leadership in Top of Mind among Banks and recognition as “country brand”, thanks to a consistent sustainability strategy . | 16

Business Strategy



Stakeholder Engagement

We keep several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.

Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards |@ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing
Shareholders and Regulators	• Be the best investment option, maintaining a leading position by value of shares traded • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency. • Comply with the regulatory requirements defined by the correspondent authority. • Keep a corporate governance and internal control environment that allow to manage risk and capital adequately.	• Shareholders' meeting • Annual Report & Form 20-F • Financial reporting • Investor Relations: ir@bancochile.cl • Conference calls • Website • CMF Reports belonging to both the Information System and the Risk System Frameworks.	Annual Quarterly Monthly Ongoing
Employees	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE App • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Annual Ongoing
Community	• Promote financial education. • Facilitate a more equitable society that offers greater opportunities through inclusion of persons with disabilities. • Manage the business in an environmentally respectful manner. • Support SMEs and entrepreneurs in developing their businesses.	• Annual Report • Contact: sostenibilidad@bancochile.cl • www.bancochile.cl	Ongoing
Suppliers	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired and goods are acquired under market conditions. • Ensure that the bank's obligations are paid in accordance with the terms and conditions agreed.	• proveedores@bancochile.cl	Ongoing

| 17

Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Given the wide diversity of clients, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments: | 18

Business Strategy Retail Banking Segment Through this segment, we offer financial services to individuals of all income segments ranging from Consumer Finance (monthly income of up to Ch $ 750 , 000 ) to middle - and high - income customers with tailored value propositions, small and medium sized companies with annual sales of up to approximately Ch $ 2 , 200 million and micro businesses . We offer a variety of financial services to this segment, directly through the Personal and SME Banking or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, trade finance, payments and collections, insurance brokerage (which includes life and casualty insurance), savings instruments and foreign currency services, among others . The strategy followed by this segment is focused on sub segmentation, multi brand positioning, cross sell of lending and non - lending products and service quality based on customized service models for specific customer needs . In addition, this segment’s operations count on the support of specialized call centers, mobile and internet banking services . This segment also manages our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” . Wholesale Banking Segment Through this segment we provide banking products and services to companies with annual sales exceeding approximately Ch $ 2 , 200 million, including a large proportion of Chile’s publicly - traded and non - listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), projects and concessions, as well as family offices, middle market companies and companies participating in the Real Estate and Construction industries . This segment offers a wide range of products that include short - and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, trade finance and foreign currency transactions, factoring services, leasing, non - residential mortgage loans and long - term syndicated loans, as well as investment banking services offered by our subsidiary Banchile Asesoría Financiera S . A . , such as deal structuring services for mergers and acquisitions and debt restructuring assistance, among others . We also offer cash management services, including payment services (payrolls, suppliers, pensions, dividends, etc . ), collection services and connections to international funds transfer networks, as well as traditional deposit products, in particular current accounts . In addition to traditional lending products, this area offers a wide range of non - lending services related to project finance, deposits and funds administration, cash and investment management, derivative contracts, insurance brokerage, among other tailored services . | 19

Business Strategy Treasury Segment Our Treasury segment provides a wide range of financial services to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits . In addition, our Treasury segment is focused on managing our currency, interest rate and maturity gaps, ensuring adequate liquidity levels, managing our investment portfolio and performing the intermediation of fixed - income instruments, currencies and derivatives . Interest rate gap management is aimed at generating an adequate funding structure and funding source diversification . The Treasury segment is also responsible for : (i) the issuance of short - and long - term senior bonds, as well as long - term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps . This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad . Subsidiaries We have made several strategic long - term investments in financial services companies that are engaged in activities that complement our commercial banking activities . In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries . Most of our subsidiaries operate under Banchile brand name, with exception of Socofin . Through them we offer the following financial services to Banco de Chile’s customers and non - customers : Securities Brokerage and FX trading Mutual Funds and Investment Funds Management Insurance Brokerage Financial Advisory and Investment Banking Collection Services | 20

Economic & Business Environment Regulation & Supervision The main authorities regulating financial institutions in Chile are the Financial Market Commission (“CMF”) and the Central Bank . Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded . The Central Bank The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . To the extent not inconsistent with its Organic Constitutional Law or the current Chilean Constitution, the Central Bank is also subject to general laws applicable to the private sector, but is not subject to the laws applicable to the public sector . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, control inflation and the orderly functioning of Chile’s internal and external payment systems . The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding financial companies, foreign exchange (including the Formal Exchange Market) and bank deposit - taking activities . The CMF The CMF must regulate, oversee, sanction and manage the operation, stability and development of the Chilean financial market by easing the participation of market agents while keeping public trust . In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents . The CMF also can impose sanctions on the supervised entities . The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds) . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank . It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital . The CMF examines all banks, usually at least once a year or more often if necessary under certain circumstances . Banks are required to submit unaudited financial statements to the CMF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, products, transactions, distribution channels, among others . The SEC As we are listed on the New York Stock Exchange since January 1 st , 2002 through our ADR program, we are also subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board . | 21

Economic & Business Environment Economic Outlook The GDP growth continues decelerating . Although the annual expansion rate remained positive in the 2 Q 22 ( 5 . 4%% YoY, down from 7 . 4 % in the 1 Q 22 and 11 . 7 % in FY 2021 ), there are clear signs of weaker dynamism . The breakdown shows a sharp decline in key components, such as durable goods ( - 13 . 9 % YoY) and mining production ( - 8 . 3 % YoY), while other sectors, such as services ( 18 . 3 % YoY) and government spending ( 6 . 8 % YoY), continued supporting the overall activity . Available data for the 3 Q 22 suggests a further slowdown of all sectors . GDP Growth (Annual growth, %) On a sequential basis, the slowdown is even more evident . The seasonally adjusted level of activity in August was lower than the figure posted in December 2021 , as a result of the 0 . 6 % QoQ fall in GDP in the 1 Q 22 and the no change in 2 Q 22 . Consequently, the GDP has remained flat year - to - date . The breakdown for the 2 Q 22 shows a strong declined in the more sensitive drivers of the economic cycle, such as consumption of durable goods (falling 32 . 9 % QoQ annualized) and Investment in Machinery & Equipment (dropping 12 . 1 % QoQ annualized) . These trends are highly attributable to the normalization of some temporary factors that fueled economic growth in 2021 , such as the liquidity surplus among individuals and fiscal spending, as well as the lagged effects of interest rate hikes . Thus, this trend is likely to continue in the near future . The unemployment rate for August 2022 remained stable when compared with the previous quarter by staying at 7 . 9 % while being below the peak of 13 . 1 % seen during the pandemic (July 2020 ) . As in previous quarters, there has been a slight improvement in both total employment and labor force, although the participation rate remained at 59%, which is well below the 64% seen before the pandemic. CPI & Unemployment Rate (1) (In Percentage) (1) End of period CPI 12m variation and average unemployment rate for the quarter. The headline inflation rate continued rising . In September, the CPI increased by 0 . 9 % MoM, in line with market expectations . Nevertheless, the core inflation rose by 0 . 4 % MoM – the lowest expansion since February – suggesting that most of the inflation was driven by volatile prices, which was reflected in the 1 . 4 % MoM rise in the Food & Energy Index as well as by the 1 . 8 % MoM rise in the “volatile” index . As a consequence of these figures, the annual inflation rate was 13 . 7 % in September, well above the target set by Central Bank ( 3 . 0% ) . On an annual basis, the upward trend in inflation has mainly been driven by the weaker exchange rate and higher external prices (tradable inflation went up by 17 . 1 % YoY) . Non - tradable inflation posted an annual increase of 9 . 6 % YoY, also above the policy target . In this environment, the Central Bank continued tightening the monetary policy . In October, the Board raised the interest rate to a record level of 11 . 25% . According to the press release, this decision was based on the higher than expected inflation and the resilience observed in some components of the domestic demand, such as consumption . Nevertheless, the Board also suggested that the tightening process was ended, although the reference rate should be kept in the near future, in order to meet the inflation target over a two - year policy horizon . | 22

Economic & Business Environment Competitive Landscape The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors . The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 85 % in 2021 . The Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state - owned bank, namely, Banco del Estado . We face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of lenders, such as non - banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products and insurance companies in the market for mortgage loans . Likewise, other non - traditional providers of financial services have emerged over the last years, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers . Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander - Chile, BCI, Scotiabank Chile, and Itaú - Corpbanca . Nevertheless, we also face competition from Banco del Estado, a state - owned bank . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander — Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium sized companies and lower to middle income segments of the Chilean population . In addition, we believe our strongest competitors in the high - income individual segment are Banco Santander — Chile, and Banco Bice, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do . In the wholesale market, we believe our strongest competitors are also Banco Santander - Chile, BCI, Itaú - Corpbanca and Scotiabank Chile . Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment . We also compete, mainly through our subsidiaries, with companies that offer non - banking specialized financial services in the high income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp, whose core businesses are stock brokerage, financial advisory and wealth management services . Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets . Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks . | 23

Economic & Business Environment Banking Industry Performance and Competitive Position The local banking industry has continued to show signs of deceleration in lending activity, which is in line with trend followed by the economy . As of September 30 , 2022 the industry’s loan book amounted to Ch $ 223 , 864 , 361 million as of Sep - 22 (latest available data), excluding operations of subsidiaries abroad . This total balance denotes a 12 - month nominal expansion of 13 . 3 % when compared to the Ch $ 197 , 637 , 015 million posted as of Sep - 21 . When adjusting by inflation, however, total loans posted a real annual decrease of 0 . 5% . Loan Growth (1) (12m% change as of Sep22, in real terms) (1) Figures do not include operations of subsidiaries abroad. The evolution of the total loan book is primarily correlated with the behavior of commercial loans, which recorded a real annual shrink of 2 . 0 % as of Sep - 22 and – to a lesser extent – the sharp slowdown displayed by residential mortgage loans that managed to grow 1 . 7 % in real terms on an annual basis as of the same date . Even though these factors have been to some degree offset by the rebound evidenced by consumer loans in the first two quarters of this year, it seems to be cooling down in light of the economic backdrop . These trends are aligned with the results of the Central Bank Credit Survey for the 3 Q 22 that continued to show an overall weakened demand for loans and offer conditions that keep on tightening . In this regard, main drivers for subdued growth have to do with : (i) a decline in overall capital expenditures among corporations and large companies as a consequence of both plummeted commercial activity in many sectors and uncertainty in the political and economic landscape, (ii) more restrictive credit granting conditions particularly for individuals, SME and real estate companies due to the expected effects of economic downturn in borrowers’ payment capacity, and (iii) high levels of both interest rates and inflation, which discourage borrowing, particularly among individuals and SMEs . As for net income, the local banking industry recorded a bottom line of Ch $ 4 , 348 , 922 million as of Sep - 22 , which was Ch $ 1 , 657 , 503 million or 61 . 6 % above the level posted in the same period of 2021 . The main underlying factor of this behavior continues to be associated with operating revenues that posted an annual increment of Ch $ 2 , 942 , 264 million or 31 . 4% , which have primarily been fostered by non - recurrent factors such as unusual peaks in inflation – that benefits the contribution of banks’ UF net asset exposure – and interest rates that have an effect on funding depending on the liability structure . The growth in operating revenues has been to some degree offset by : (i) an annual increase of Ch $ 855 , 767 million or 62 . 9 % in expected credit losses, as a consequence of both the low basis for comparison represented by the amount posted as of Sep - 21 and the negative impact on delinquency of both the decrease in the liquidity surplus seen in 2021 and the second round effect of inflation on individuals’ disposable income, ans (ii) an annual rise of Ch $ 462 , 695 million or 10 . 6 % in operating expenses highly influenced by the effect of inflation and Ch $ depreciation on line items indexed to these market factors . | 24

Economic & Business Environment Market Share in Total Loans (1) (As of September 2022) Market Share in Debtors (As of July 2022) ź 63pb YoY ź 37pb YoY Market Share in Demand Deposits (1) (As of September 2022) Market Share in Assets Under Management (2) (As of September 2022) ź 4pb YoY ź 99pb YoY Market Share in Net Income (As of September 2022) Return on Average Capital and Reserves (As of August 2022) Ÿ 5.523pb YoY Ÿ 1.662pb YoY Cost - to - Income Ratio (As of September 2022) 90 - day Past Due Loans (As of September 2022) ź 1.151pb YoY Ÿ 16pb YoY Sources: CMF and Mutual Funds Association (1) Excluding operations of subsidiaries abroad. (2) Included banking and non - banking mutual funds subsidiaries | 25

Economic & Business Environment


Index ▲1.56 ▼0.78

Key Business Drivers

The GDP slowdown is consistent with tighter fiscal and monetary policies, as well as the gradual normalization of temporary factors fueling GDP growth last year. Since the 11.7% expansion of 2021 is unsustainable in the long-run, a downturn in 2023 is highly likely to lead economic activity towards potential growth in the mid-term. This slowdown is even more probable when considering the greater macroeconomic imbalances incubated during the pandemic.

In this context, we expect the economy to grow 2.0% in 2022 and to shrink 1.2% in 2023 by recording negative annual growth rates between 3Q22 and the 2Q23. This process would be marked by the contraction of all GDP components, with the exception of exports (based on mining). Due to the subdued activity, deterioration in the labor market is also expected, which could lead the unemployment rate above 8.0% in 2023.

As for inflation, we expect 12-month CPI variation at 13% this year. However, many factors should take annual inflation to levels ~4.5% at the end of 2023, such as: (i) lower expansion of GDP and sluggish employment growth; (ii) lagged effects of the tightening process carried out by the Central Bank; and (iii) lower international prices. In this environment, we expect the monetary interest rate will remain in the current level until the 2Q23 to begin a cycle of successive cuts to take it around 6.0% by the end of 2023.

It is critical to pay special attention to some risks, which could negatively affect the evolution of key macro drivers, as follows: (i) the evolution of global GDP growth (given the integration of Chile into the global economy); (ii) the evolution of ongoing geopolitical conflicts; and (iii) the pace of adjustment in global interest rates, especially in the U.S. In the local front, the most relevant factors to monitor are: (i) the evolution of the constitutional process, (ii) the implementation of several reforms announced to the tax, pension and health systems.

Chilean Economy [(1)]	2022e	2023e
GDP Growth	+2.0%	(1.2)%
CPI Variation (EoP)	~13.0%	~4.5%
Monetary Policy Interest Rate (EoP)	~11.25%	~6.0%

(1) Based on Banco de Chile's own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of Sep-22.

In relation to the banking industry, we expect:

- Loan growth to continue decelerating based on: (i) the slowdown estimated for the economy, (ii) potential effects of local political and social uncertainty on the economic activity, (iii) stricter requirements for lending as already noticed by the Central Bank for the 3Q22, and (iv) the tightening policy undertaken by the Central Bank to control inflation by rising the monetary policy interest rate, which coupled with higher long-term interest rates as well.
- From the funding perspective, as interest rates are expected to remain high for a while and liquidity surplus to continue declining, demand deposits would keep on decreasing while being replaced with time deposits and debt in the rest of 2022.
- In terms of P&L, the industry's NIM should continue to be positively impacted in the short-run by above-average inflation, given the overall net exposure held by the industry in UF-indexed assets, which should revert in 2023.
- As for credit risk, based on the economic backdrop, the end of extraordinary support measures to individuals and SMEs, and – more recently– the high levels of interest rates and inflation, the payment behavior of banking customer is expected to gradually return to mid-term levels leading to an increase in past-due loans. Accordingly, expected credit losses as a percentage of average loans should also begin to gradually increase, excluding the effect of additional provisions.

Banking System [(1)]	2022e
Nominal Loan Growth	In line with inflation
DDA / Total Loans	~26%
Net Interest Margin	Soft decline
ECL / Avg. Loans	~1.4%
Non-Performing Loans (>90d)	~1.6%

(1) Based on Banco de Chile's own estimates.

| 26

Management Discussion & Analysis Snapshot on Strategic Advances Strategic Pillar As of Sep - 22 Key Performance Mid - Term Target Indicator Compliance Customer at the Center of our Decisions Net Promoter Score 75.0% Ÿ 5.0% Market Share in Total Loans Top 2 x Efficiency and Productivity Cost - to - Income Ratio 30.7% ź 15.3% Sustainability and Commitment to Chile Return on Average Capital and Reserves Top 1 x Reputation (1) Top 2 x (1) Based on Merco Ranking for 2021, latest available information. | 27

Management Discussion & Analysis Income Statement Analysis 3Q22 and 2022 YTD (In Millions of Ch$) Net Income 3Q22 vs. 3Q21 Our net income amounted to Ch $ 339 , 576 million in the 3 Q 22 , which represents an annual advance of 89 . 2 % when compared to the Ch $ 179 , 488 million recorded in the same period of 2021 . On a sequential basis, however, our bottom line displayed a 21 . 3 % decrease when compared to the level posted in the 2 Q 22 , reflecting the impact of a moderate normalization in certain market factors . Nevertheless, during the 3 Q 22 we continued to rank first in net income generation among local banks . Quarterly Net Income (In millions of Ch$) 3Q21 3Q22 As in previous reports, the main driver conducting the annual increase in net income in the 3 Q 21 was the advance of Ch $ 247 , 100 million or 46 . 5 % in operating revenues . This performance was supported by : (i) an annual boost of Ch $ 123 , 570 million in non - customer income primarily as a result of the positive effect of higher inflation on the contribution of our structural UF net asset exposure that covers our shareholders’ equity from inflation, and (ii) an annual increase of Ch $ 123 , 530 million in customer income, mostly explained by an improved contribution of Demand Deposits to our funding in a context of higher interest rates in Chile and abroad, which coupled a steady upward trend in fee - based income . This increase was partly offset by: Expected Credit Losses (ECLs) that continue to be on the way to normalized levels by increasing Ch $ 17 , 141 million or 19 . 2 % in light of higher delinquency, particularly in the Retail Banking segment . This trend is likely to be reflecting the end of the positive credit risk cycle that benefited from the liquidity surplus produced by support measures in the context of COVID 19 . An annual increase of Ch $ 43 , 016 million in operating expenses, influenced by the effect of inflation and Ch $ depreciation in many UF - and USD - indexed line items, such as personnel, IT and marketing expenses, together with an extraordinary bonus granted to the staff in the 3 Q 22 . Higher income tax by Ch $ 26 , 855 million or 57 . 2 % in the 3 Q 22 when compared to the 3 Q 21 , mainly as a consequence of soared pre - tax income, given the factors mentioned earlier . 2022 YTD vs. 2021 YTD O n a y ea r - t o - d a t e b a s i s , o u r b o tto m l i n e r e c o r de d a n a n n ua l i n c r e a s e o f C h $ 5 5 7 , 6 4 8 m i ll i o n o r 1 1 0 . 4 % f r o m C h $ 505 , 1 7 7 mi l li o n a s S e p t e m b e r 3 0 , 202 1 t o C h $ 1 , 062 , 8 2 5 m i ll i o n a s o f th e s a m e p e r i o d o f 2 0 2 2 . L i k e f o r q u a r t e r l y f i gu r e s , o n a y e a r - t o - dat e b a s i s w e r a n k e d f i r s t i n n e t i n c o m e gene r at i o n i n t h e i n d u s t r y . Once again, the main factor steering this performance was the significant annual increase of Ch $ 810 , 577 million or 54 . 1 % in operating revenues . The annual growth of this line item was mainly conducted by an annual increment of Ch $ 482 , 701 million in non - customer income, due to : (i) greater revenues from our structural UF net asset exposure that covers our equity as a result of the significant increase in inflation on a year - to - date basis, and (ii) higher financial revenues from Treasury management given a proactive management of financial gaps and our securities portfolio . Furthermore, customer income posted and annual rise of Ch $ 327 , 876 million as a result of : (i) higher contribution of Demand Deposits to our funding cost on the grounds of the steady upward trend followed – particularly – by short - term interest rates in Chile and abroad, (ii) better performance in fee - based income given transactionality and the effect of inflation on fares, and (iii) an improvement in income from loans, principally caused by the recovery of consumer lending . +89.2% 179,488 123,530 123,570 (19,360) (43,020) (15,590) 339,576 Income tax Cust. Incom e Non - customer Income Expected Credit Losses | 28 Operating Expenses

Management Discussion & Analysis Year - to - Date Net Income (In millions of Ch$) 2021 These effects were to some extent offset by : A n a n n u a l i n cr e m e n t o f C h $ 9 2 , 8 6 4 m i ll i o n o r 4 2 . 4 % i n E C L s , r e f l e c t i n g a t e m p e r e d a n d e x p e c t e d d e t e r i o r at i o n i n a ss e t q u a l i t y a s a n t i c i p a t e d i n p r e v i o u s r e p o r t s . T h i s i s i n li ne d wi t h d e l i n q u e n c y i n d ic a t o r s th a t s ee m t o r e t a k e m o r e n o r m a l l e v e l s a ft e r a l on g p e r i o d o f u n p r e c e d e n t e d l e v e l s o f l i q u i d i t y , p a r t i c u l a r l y a m o n g r e t a i l b a n k i n g c u s t o m e r s . An annual rise of Ch $ 81 , 892 million or 12 . 7 % in operating expenses . This below inflation increase demonstrates both our effective cost control policies, notwithstanding the more normalized activity, and also the effect of inflation on key cost line items . Higher income tax by Ch $ 78 , 173 million when compared to a year earlier due increased income before income tax . Return on Average Equity (ROAE) Based on the above drivers, we managed to record a ROAE of 30 . 1 % in the 3 Q 22 and 32 . 3 % as of Sep - 22 . These figures continue to outperform the profitability ratios we achieved in the 3 Q 21 ( 18 . 1% ) and as of Sep - 21 ( 17 . 4% ) . As mentioned for past quarters, we are aware this trend in profitability is temporary as it is highly influenced by the evolution of certain market factors, particularly inflation and short - term interest rates, which have positively impacted both our NIM and net financial margin . In this regard, we believe that since high inflation negatively affects our net income, it may be useful to provide investors with a non - GAAP measure such as the inflation – adjusted ROAE for a better assessment of our performance given the effect of purchasing power decline on our equity . Accordingly, if our net income is adjusted by the cumulative effect of inflation on our shareholder’s equity, our ROAE would have reached 16 . 5 % in the 3 Q 22 and 19 . 0 % as of September 30 , 2022 . Return on Average Equity (1) (Annualized) (1) BCH’s inflation - adjusted ROAE is computed as net income less the effect of inflation on shareholders’ equity (both for the period) divided by average shareholders’ equity. Projections For the rest of 2022 , we expect our ROAE to continue smoothing from current levels, based on lowered NIM as long as inflation keeps on declining (as expected), due to actions taken by the Central Bank in terms of monetary policy rate and the intervention in the FX market . Likewise, we foresee a normalization of ECL, excluding additional provisions, to mid - term average levels, although we cannot rule out higher levels if customers’ payment capacity further deteriorates amid a scenario of double - digit inflation and high interest rates . Banco de Chile FY 2022 Loan Growth (Nominal) Net Interest Margin (NIM) Expected Credit Losses / Avg. Loans Efficiency Ratio Return on Average Equity Aligned with Inflation ~5.3% ~1.2% ~32.0% ~30.0% For coming years, in absence of non - recurrent factors, we expect our ROAE to return to pre - pandemic levels of around 18%. +110.4% 1,062,825 482,701 (92,864) (81,892) (78,173) 327,876 505,177 2022 Operating Expenses Income tax Cust. Incom e Non - customer Income Expected Credit Losses | 29

Management Discussion & Analysis Operating Revenues Breakdown (In millions of Ch$) (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. Net Financial Income 3Q22 vs. 3Q21 Net Financial Income Breakdown (In Millions of Ch$) D u r i n g t h e 3 Q 22 , we r e c o r d e d a n e t f i n a n c i a l i n c o m e o f C h $ 6 2 8 , 8 0 5 mil l i o n , w h ic h r ep r e s e n t s a n annua l ad v a n c e o f C h $ 224 , 3 2 5 m i ll i o n o r 5 5 . 5 % w h e n c o m p a r e d t o t h e C h $ 4 0 4 , 4 8 0 mi l li o n r ea c h e d i n t h e 3 Q 21 . This excellent performance was the consequence of stronger results from both non - customer and customer financial income that posted YoY increases of Ch $ 117 , 692 million (+ 81 . 0% ) and Ch $ 106 , 633 million (+ 41 . 1% ), respectively . While the former continued to be highly influenced by the effect of an unusual inflation level, the latter was aligned with improved income from core revenues, such as the contribution of demand deposits to our funding and, to a lesser extent, greater income from loans . These effects may be summarized, as follows : An annual increment of Ch $ 136 , 199 million associated with the effect of inflation on our structural UF net asset exposure, mostly explained by a higher UF variation that increased from 1 . 27 % in the 3 Q 21 to 3 . 54 % in the 3 Q 22 . A more positive contribution of our demand deposits (DDA) to our funding cost by Ch $ 107 , 204 million in the 3 Q 22 in comparison with the 3 Q 21 . This advance was mostly explained by higher interest rates during this year, particularly in shorter terms of the yield curve, as a result of monetary actions taken by local and foreign Central Banks in order to deal with persistent inflationary pressures, which are likely to remain for a while . The effect of higher interest rates more than offset the 15 . 8 % YoY decrease in average demand deposits caused by the steady decrease in the liquidity surplus held by depositors while investors have begun to move towards time deposits given higher interest rates and inflation . An annual increase of Ch $ 3 , 725 million or 46 . 5 % in net financial income from subsidiaries during the quarter, from Ch $ 8 , 017 million in the 3 Q 21 to Ch $ 11 , 742 million in the 3 Q 22 . This improved result was supported by a higher | 30

Management Discussion & Analysis performance in the investment portfolio of our Securities Brokerage subsidiary. Income from loans growing Ch $ 2 , 488 million during this quarter in comparison with the 3 Q 21 , in line with a 9 . 3 % annual growth of average loan balances . This better performance was mainly attributable to commercial loans . These factors were partially offset by : An annual contraction of Ch $ 24 , 198 million in revenues coming from our Treasury business . This performance was primarily conducted by a P&L loss of Ch $ 58 , 588 million in the 3 Q 22 due to the sale of financial assets measured at fair value through OCI (FVTOCI) that had negative marking - to - market in equity accounts . This effect was partly counterbalanced by : (i) a YoY increment of Ch $ 26 , 530 million coming from our ALM desk influenced by higher inflation during this quarter as well as a correct management of our financial gaps (including gapping of UF - indexed assets and liabilities), (ii) an annual advance of Ch $ 6 , 282 million in revenues from our Sales & Structuring unit associated with increased amounts of spot and derivative transactions carried out this quarter due to higher intra - day volatility in foreign exchange rates, and (iii) an annual increase of Ch $ 1 , 467 million in income from our Trading desk and Debt Securities that benefited from lower Counterparty Value Adjustment (CVA) for derivatives – due to decreased Probabilities of Default (PDs) – that more than offset lower income from the derivatives given stronger marking - to - market in the 3 Q 21 . An annual decrease of Ch $ 1 , 942 million from our USD hedging position (ECLs on cross - border loans and provisions associated with loyalty program) as a result of a 5 . 1 % depreciation of the Ch $ in the 3 Q 22 that compares to the 10 . 6 % depreciation of the Ch $ seen in the 3 Q 21 . 2022 YTD vs. 2021 YTD As of Sep - 22 , our net financial income reached Ch $ 1 , 887 , 936 million, which is Ch $ 754 , 412 million above the Ch $ 1 , 133 , 524 million posted as of Sep - 21 . Most of this increase was linked to an annual increase of Ch $ 470 , 349 million or 127 . 3 % in non - customer net financial income, rising from Ch $ 369 , 539 million as of Sep - 21 to Ch $ 839 , 888 million as of Sep - 22 . Similarly, customer net financial income went up from Ch $ 763 , 985 million as of Sep - 21 to Ch $ 1 , 048 , 048 million as of Sep - 22 , representing an annual growth of Ch $ 284 , 063 million or 37 . 2% . Net Financial Income Breakdown (In Millions of Ch$) This annual performance was the result of : Higher inflation (measured as UF variation) that increased from 3 . 5 % in the nine month ended on September 30 , 2021 to 10 . 5 % in the same period of 2022 . This change had an impact of Ch $ 375 , 450 million on the contribution of our structural net asset exposure to UF, that covers our shareholders’ equity from inflation . An annual increment of Ch $ 289 , 699 million as of Sep - 22 in the contribution of DDA to our funding . As mentioned for quarterly figures, this performance relied on the grounds of increasing interest rates through the year, particularly for shorter terms, which was the consequence of the persistent inflationary process observed in Chile – aligned with global trends – that pushed the local Central Bank to deploy an aggressive tightening cycle over the last quarters, increasing the reference rate from 4 . 0 % as of Dec - 21 to 10 . 75 % as of Sep - 22 , all of which increases the benefit of holding DDA instead of arising funds by means of interest – bearing financing choices . It is important to note, however, this effect was moderately offset by an annual decline of 2 . 2 % in average DDA balances, as liquidity surplus has declined steadily and investment alternatives for depositors (such as time deposits) became more attractive over the last quarters . An annual increase of Ch $ 69 , 763 million in revenues coming from the management of our Treasury business, from Ch $ 147 , 279 million as of Sep - 21 to Ch $ 217 , 043 million as of Sep - 22 . This advance was supported by : (i) an annual growth of Ch $ 106 , 382 million in revenues from our ALM desk due to the effective management of increased exposures in the banking book, as depicted in the market risk section, that allowed us to take advantage of higher - than - expected | 31

Management Discussion & Analysis inflation and increasing interest rates, (ii) higher income from our Sales & Structuring unit by Ch $ 12 , 527 million on an annual basis due to increased commercial activity in FX spot and derivatives market with clients that coupled with increased FX volatility owing to diverse local and global factors, and (iii) an annual advance of Ch $ 10 , 211 million in the management of our Investment and Trading portfolios, which have benefited from positive changes in market factors (inflation and interest rates) in 2022 that enabled us to more than offset a negative result from the sale of FVTOCI instruments in the 3 Q 22 as mentioned earlier . Net financial income from subsidiaries increasing Ch $ 10 , 335 million as of September 30 , 2022 when comparted to the same period last year, mostly explained by favorable shifts in interest rates that positively affected the financial results from our securities brokerage subsidiary . Income from loans growing Ch $ 9 , 591 million on an annual basis, from Ch $ 573 , 544 million as of Sep - 21 to Ch $ 583 , 136 million as of Sep - 22 . This performance was principally the result higher income from commercial loans . All these effects were partly offset by lower revenues by Ch$4,667 million due to the sale of loan portfolio in 2021. Net Financial Margin In the 3 Q 22 , our net financial margin reached 5 . 57% . As mentioned earlier, during 2022 we have benefited from higher inflation, but also from the upward trend in interest rates that has bolstered the contribution of DDA to our funding cost, which has generated a positive impact on net interest income and net financial income . This figure was 173 bp . above the level we posted in the 3 Q 21 and beats the industry’s ratio that reached to 3 . 84 % in the 3 Q 22 . Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) (1) Industry  s ratios for the 3Q21 and as of Sep - 21 on proforma basis for the new local Compendium of Accounting Standards. Given the same drivers for quarterly figures, we achieved a net financial margin of 5 . 71 % as of Sep - 22 , which denoted an annual increase of 199 bp . when compared to the same period last year . Likewise, this ratio was 118 bp . above the metric posted by the Net Fee Income 3Q22 vs. 3Q21 During the 3 Q 22 , income from fees and commissions amounted to Ch $ 137 , 895 million, which represented an annual growth of Ch $ 16 , 897 million or 14 . 0 % when compared to the Ch $ 120 , 998 million reached in the 3 Q 21 . Net Fee Income (In Millions of Ch $ ) Main drivers explaining the annual increase in fees, were : Fees from transactional services increasing Ch $ 8 , 159 million or 23 . 4 % this quarter, from Ch $ 34 , 906 million in the 3 Q 21 to Ch $ 43 , 065 million in the 3 Q 22 . This behavior was primarily the consequence of : (i) credit card fees that went up Ch $ 4 , 273 million on an annual basis, in line with higher usage of credit cards during the 3 Q 22 when compared to a year earlier (+ 23 . 1 % and + 27 . 9 % in the turnover and volume of transactions) as a result of increased commercial activity and payment channels momentum, and the effect of inflation on fares, (ii) an annual increment of Ch $ 2 , 430 million in fee income from checking accounts and overdrafts, from Ch $ 9 , 201 million in the 3 Q 21 to Ch $ 11 , 631 million in the 3 Q 22 , as a consequence of increased customer base and inflation levels, and (iii) an annual advance of Ch $ 1 , 456 million in fees coming from demand accounts and ATMs, associated with annual increases of 28 . 4 % in the volume of transactions in the 3 Q 22 when compared to the 3 Q 21 , which coupled with a YoY rise in the volume associated with ATM withdrawals during this quarter . Fees from our insurance brokerage amounting to Ch $ 25 , 713 million in the 3Q22, representing an annual expansion of industry as of Sep - 22. | 32

Management Discussion & Analysis Ch $ 2 , 246 million when compared to the Ch $ 23 , 467 million recorded in the 3 Q 21 . This behavior was mainly due to the normalization of consumer loan origination as well as the reactivation of some business activities that slowed down over the course of the pandemic, which in turn translated into higher usage of non - life insurance and, therefore, a YoY increase of 17 . 6 % in written premiums during the 3 Q 22 . A YoY increment of Ch $ 1 , 850 million or 24 . 1 % in fee income associated with letters of credit, guarantees, collaterals and other contingent loans, from Ch $ 7 , 664 million in the 3 Q 21 to Ch $ 9 , 514 million in the 3 Q 22 . This increase was backed by the expansion experienced in trade finance loans (+ 46 . 2 % on an annual basis) as international trade has significantly recovered and the depreciations experienced by the Ch $ . Fee income from mutual funds management advancing Ch $ 1 , 481 million, from Ch $ 29 , 722 million in the 3 Q 21 to Ch $ 31 , 203 million in the 3 Q 22 , primarily explained by the journey of investors from fixed - income funds to equity funds and also an overall improvement in margins of fixed - income funds in a context of higher interest rates after bottoming out in 2021 . 2022 YTD vs. 2021 YTD Net Fee Income (In Millions of Ch$) As of Sep - 22 , our fee income totaled Ch $ 395 , 179 million, increasing Ch $ 43 , 813 million or 12 . 5 % from the Ch $ 351 , 366 million reached as of Sep - 21 . This performance was the consequence of : An increase in transactionality during this year as a result of in light of lessened sanitary restrictions associated with the pandemic . This positive impact, together with a low comparison base, pulled transactional fees upwards by Ch $ 22 , 922 million or 21 . 8 % on an annual basis, from Ch $ 105 , 047 million as of Sep - 21 to Ch $ 127 , 969 million as of Sep - 22 . This annual expansion may be explained, as follows : (i) an annual increase of Ch $ 11 , 973 million or 43 . 3 % in fees from credit cards, from Ch $ 27 , 654 million as of Sep - 21 to Ch $ 39 , 627 million as of Sep - 22 , primarily due to higher usage during 2022 , as depicted by annual advances of 31 . 8 % and 35 . 5 % in the volume of transactions and turnover year - to - date in 2022 , (ii) fee income from checking accounts and overdrafts growing Ch $ 5 , 625 million or 20 . 3 % as of Sep - 22 , as a result of a greater number of accounts and inflation, and (iii) fee income related to demand accounts and ATMs going up from Ch $ 49 , 699 million as of Sep - 21 to Ch $ 55 , 023 million as of Sep - 22 , representing an annual expansion of 10 . 7 % or Ch $ 5 , 324 million due to increased operations with debit cards (+ 45 . 3% ) . An annual advance of Ch $ 11 , 196 million or 14 . 1% , from Ch $ 79 , 192 million as of Sep - 21 to Ch $ 90 , 388 million as of Sep - 22 , as a result of : (i) a change in the portfolio mix from fixed - income mutual funds to equity mutual funds, which bear higher commissions, and (ii) the recovery in margins bear by fixed - income funds during 2022 after being negatively affected by low level of interest rates that prevailed in the pandemic . These effects were partially offset by the annual decrease of 10 . 2 % in Assets Under Management . An annual growth of Ch $ 4 , 446 million in fee income generation from letters of credit, guarantees, collaterals and other contingent loans due to : (i) the recovery in trade finance loans, and (ii) the exchange rate depreciation (evolution of the CLP/USD) throughout the year . A YoY expansion of Ch $ 3 , 915 million or 5 . 5 % in fees from our insurance brokerage, from Ch $ 70 , 852 million as of Sep - 21 to Ch $ 74 , 767 million as of Sep - 22 given the same factors mentioned for quarterly figures . Fees related to our investment banking subsidiary that went up by Ch $ 2 , 106 million, from Ch $ 4 , 598 million as of Sep - 21 to Ch $ 6 , 704 million as of Sep - 22 . These effects were to some extent offset by an annual decline of Ch $ 3 , 933 million, from Ch $ 11 , 299 million as of Sep - 21 to Ch $ 7 , 306 million as of Sep - 22 , in credit prepayments . As mentioned in the previous report, the main drivers behind this behavior were linked to : (i) higher interest rates in 2022 when compared to 2021 , which have discouraged debtors to refinance loans, and (ii) a comparison base effect, as many clients sought to prepay borrowings in 2021 given the liquidity surplus seen in the economy . the normalization of economic activities and diverse sectors | 33

Management Discussion & Analysis Other Operating Income previous reports, we recognize that past quarters have been | 34 3Q22 vs. 3Q21 Other operating income (including income from investments in affiliates, income from non - current assets held for sale and other operating income) amounted to Ch $ 11 , 486 million in the 3 Q 22 , denoting an annual advance of Ch $ 5 , 878 million or 104 . 8 % from the Ch $ 5 , 608 million posted in the 3 Q 21 . The main driver explaining the annual change was the expansion of Ch $ 4 , 400 million in other operating income mostly explained by the effect of greater bottom line as of Sep - 22 on monthly tax provisional payments, which are in advance payments associated with deferred taxes that are liquidated at the end of the year against actual taxable income . To a lesser extent, income from investment in affiliates grew Ch $ 3 , 492 million during the 3 Q 22 mostly driven by higher results from Transbank based on revised fares for 2022 , as mentioned last quarter . These effects were partly offset by lower income related to assets received in lieu of payment by Ch $ 2 , 014 million on an annual basis . 2022 YTD vs. 2021 YTD O n a y ea r - to - d at e b a s i s , othe r op e r a t i n g i n c o m e ( i n c l u d i n g i n c o m e f r o m i n v e s t m e n t s i n a f f i l i a t e s , i n c o m e f r o m n o n - c u r r en t a s s e t s h e l d f o r s a l e a n d oth e r ope r at i n g i n c o m e ) i n c r e a s e d C h $ 12 , 3 5 2 mill i o n , f r o m C h $ 1 4 , 6 7 0 m i l l i o n a s o f Sep - 2 1 t o C h $ 2 7 , 0 2 2 m i ll i o n a s o f S ep - 2 2 . T h e m a i n d r i v e r s c o n d u c t i n g t h i s i n cr e a s e , w e r e : (i ) i n c o m e f r o m i n v e s t m e n t i n a ff il i a t e s r is i n g C h $ 1 1 , 27 4 mil l i o n o n a n ann u a l b a s i s a s a c o n s e q u e n c e o f g r e a te r r e s u l t s f r o m Tr an s b a n k g i v e n t h e s a m e fa c t o r s m e n t i o n e d e a r li e r , (ii ) h i g h e r o t h e r o p e r at i n g i n c o m e b y C h $ 4 , 79 7 mi l li o n o n a n a n n u a l b a si s a s s o c i a t e d wi t h a n i n c r e m e n t i n m on t h l y t a x p r o v i s i on a l p a y m e n t s d u e t o t h e s a m e r e a s o n s m ent i one d fo r q u a r t e r l y f i g u r e s . T h e s e e ff e c t s m o r e t ha n o ff s e t t h e an n u a l d e cl i n e o f C h $ 3 , 7 1 9 mi l li o n i n i n c o m e f r o m n o n - c u r r e n t a s s et s h e l d f o r s a l e , m o s t l y a t t ri b u t a b l e t o l o w e r r e s u l t s f r o m a ss e t s r e c e i v e d i n li e u o f p a y m e n t . Expected Credit Losses (ECLs) 3Q22 vs. 3Q21 In the 3 Q 22 , the Expected Credit Losses (ECLs) totaled Ch $ 106 , 218 million, which denotes an expansion of Ch $ 17 , 141 million or 19 . 2 % YoY when compared to the Ch $ 89 , 077 million recorded in the 3 Q 21 . Unlike previous quarters, when all segments contributed to the change in ECLs, in the 3 Q 22 most of the increment (excluding additional provisions) was attributable to Retail Banking, with ECLs growing Ch $ 35 , 696 million annually . This annual performance was mostly explained by : An annual growth of Ch $ 29 , 401 million in risk expenses associated with moderate credit deterioration . As mentioned in previous reports, since 2021 our ECLs have remained below average levels as a consequence of the liquidity surplus generated by support measures taken in the context of COVID 19 . These initiatives produced a temporary positive effect on most of our credit quality ratios, as shown by our NPL ratio (past - due 90 days or more) that hovered in the range of 0 . 85 % to 0 . 90 % between mid - 2021 and early 2022 . However, once the excess of liquidity began to normalize, our main risk indicators did too . In fact, our NPL ratio reached 1 . 08 % in the 3 Q 22 , the highest level since the 2 Q 20 , though yet significantly lower to pre - pandemic levels, primarily concentrated in the Retail Banking segment, which negatively impacted our ECLs coming from provisioning models . As a consequence, this segment posted an annual increase of ~Ch$32,200 million in risk expenses in the 3Q22. On the opposite, the wholesale banking segment had a net credit risk improvement of ~Ch$2,800 million, as most of middle market and corporate clients continue to present healthy financial conditions. A volume effect on ECLs amounting to Ch $ 3 , 109 million on an annual basis explained by a 9 . 3 % growth in average loan balances . The increase in consumer loans – that picked up 17 . 5 % on average – was the main driver conducting this behaviour, which is totally managed by the Retail Banking segment . These drivers were to some extent compensated by : An annual decrease of Ch $ 15 , 000 million in additional allowances, from Ch $ 50 , 000 million established in the 3 Q 21 to Ch $ 35 , 000 million set in the 3 Q 22 . As mentioned in Expected Credit Losses (In Millions of Ch$) t In Millions of Ch$ Quar 3Q21 er 3Q22 Change 3Q Ch$ 22/3Q21 % Loan Loss Allowances Initial Allowances 687,352 749,751 62,399 +9.1 % Charge - offs (66,731) (66,707) 24 (0.0)% Sales of Loans - - - - Allowances FX effect 9,259 4,123 (5,136) (55.5)% Provisions established, net 46,390 74,588 28,198 +60.8 % Final Allowances 676,270 761,755 85,485 +12.6 % Expected Credit Losses Provisions Established Loans 46,390 74,588 28,198 +60.8 % Provisions Established Banks 53 (84) (137) (258.5)% Provisions Contingent Loans 2,455 6,713 4,258 +173.4 % Prov. Cross Border Loans 82 (465) (547) (667.1)% Financial Assets Impairments 6,503 6,680 177 +2.7 % Additional Provisions 50,000 35,000 (15,000) (30.0)% Recoveries (16,406) (16,214) 192 (1.2)% Expected Credit Losses 89,077 106,218 17,141 +19.2%

Management Discussion & Analysis below trend in terms of risk expenses . Since we are aware of that, we have continued to set these kinds of provisions by positioning first among private banks (Ch $ 685 billion as of Sep - 22 ), which provides us with a coverage buffer in the event of further deterioration in asset quality . Based on the above, our coverage ratio (allowances for loan losses / past - due loans > 90 days) increases from 195 % to 370 % when including additional provisions (all figures for the 3 Q 22 ) . A d ecline o f C h $ 5 4 7 m illi o n in ri s k a llow a nces on c r o ss bor d er lo a ns, m o stly e xplai n ed b y a l o wer d eprec i a tion o f t h e C h $ o b server i n t he 3 Q 22 ( + 5 . 1% ) w h e n c o m p a r ed t o the s h ar p er d e p r e ciati o n in t h e 2 Q 21 (+ 1 0 . 6% ) . 2022 YTD vs. 2021 YTD As of Sep - 22 ECLs totaled Ch $ 311 , 749 million, which represents an annual advance of Ch $ 92 , 864 million when compared to the Ch $ 218 , 885 million reached a year earlier . In consistency with quarterly figures, the main contributor to this behavior was the Retail Banking segment that concentrated 81 % of the annual variation in ECLs while the Wholesale Banking segmented explained a 14% . On the other hand, additional provisions explained the remaining increment of Ch $ 5 , 000 million . Expected Credit Losses (In Millions of Ch$) Accordingly, the Retail Banking segment explains most of the annual variation in ECLs by increasing Ch $ 66 , 829 million on an annual basis . Loan growth explaining Ch $ 10 , 261 million of higher ECLs on an annual basis, in line with an expansion of 9 . 2 % in average loan balances as of Sep - 22 . Approximately 80 % of this increase was attributable to the Retail Banking segment that posted an annual rise of Ch $ 8 , 248 million as of Sep - 22 , influenced by the evolution of average consumer loans throughout the year when compared to the same period of 2021 (+ 14 . 9 % YoY) . The remaining amount was attributable to the Wholesale Banking segment that grew Ch $ 2 , 013 million, explained mostly by an annual rise of 14 . 5 % in average commercial loans . An annual increase of Ch $ 5 , 000 million in additional provisions from the Ch $ 140 , 000 million set as of Sep - 21 to Ch $ 145 , 000 million established as of Sep - 22 , based on our view on potential asset quality deterioration as mentioned earlier . ECLs associated with cross border loans going up Ch $ 4 , 797 million as of Sep - 22 as a result greater exposures to off - shore counterparties during the year when compared to a year ago . Higher ECLs on financial assets by Ch $ 2 , 273 million on an annual basis due to increased exposures in fixed - income instruments issued by local and foreign banks . Expected Credit Losses Ratio Expected Credit Losses Ratio (1) (Expected Credit Losses / Average Loans) (1) Industry  s ratios for the 3Q21 and as of Sep - 21 on proforma basis for the new local Compendium of Accounting Standards. Based on the drivers mentioned above, our ECLs ratio (ECLs over average loans) reached 1 . 18 % in the 3 Q 22 , which denotes an annual increase of 9 bp . when compared to the 1 . 09 % posted in the 3 Q 21 . Similarly, our year - to - date ratio went up from 0 . 91 % as of Sep - 21 to 1 . 19 % as of Sep - 22 . Despite the annual increase, our ratio remains below our own estimates for 2022 if taking into consideration that nearly 47 % of our ECLs ratio as of Sep - 22 is explained exclusively by additional allowances set over the course of the year (Ch $ 145 , 000 million) . Loan Loss Allowances Initial Allowances Year - to - Date Change Sep - 22/Sep - 21 Sep - 21 Sep - 22 Ch$ % 746,431 718,249 (28,182) (3.8)% Charge - offs (185,081) (162,887) 22,194 (12.0)% Sales of Loans (14,457) - 14,457 (100.0)% Allowances FX effect 12,338 12,196 (142) (1.2)% Provisions established, net 117,039 194,197 77,158 +65.9 % Final Allowances 676,270 761,755 85,485 +12.6 % Expected Credit Losses Provisions Established Loans 117,039 194,197 77,158 +65.9 % Provisions Established Banks (208) 126 334 (160.6)% Provisions Contingent Loans 859 5,361 4,502 +524.1 % Prov. Cross Border Loans 3,221 8,018 4,797 +148.9 % Financial Assets Impairments 5,380 7,653 2,273 +42.2 % Additional Provisions 140,000 145,000 5,000 +3.6 % Recoveries (47,406) (48,606) (1,200) +2.5 % Expected Credit Losses 218,885 311,749 92,864 +42.4 % The annual change in ECLs was mostly due to : A credit risk annual surge of Ch $ 70 , 532 million principally explained by the normalization of credit quality indicators that negatively affected our overall ECLs coming from provisioning models . As mentioned, we are witnessing the effect of the decrease in liquidity among individuals, which in turn is translating into tightened risk profiles across the banking industry . This effect has also coupled with the overall decrease in wages (in real terms) due to inflation . In Millions of Ch$ | 35

Management Discussion & Analysis Worth noting is that in spite of setting the highest amount of additional provisions at an industry level in 2022 , our ECLs ratios (quarterly and year - to - date figures) continued to positively compare to the industry’s figures ( 34 bp . in the 3 Q 22 and 9 bp . as of Sep - 22 ) . Past - Due Loans In line with the trends mentioned earlier, our delinquency ratio, past - due loans above 90 days, increased from 0.88% as of Sep - (1) Industry  s ratios as of Sep - 21 on proforma basis for the new local Compendium of Accounting Standards. As anticipated in previous reports, we expected a growth in NPLs for the banking industry as a whole given the normalization of key indicators, such subdued economic growth and reduced liquidity from levels seen in 2021 . Over the next quarters we expect NPLs to converge to average figures for us in the range of 1 . 2% - 1 . 3 % although we cannot rule a peak above that level depending on the evolution of economic situation . Operating Expenses 3Q22 vs. 3Q21 Operating expenses totaled Ch $ 258 , 604 million in the 3 Q 22 , which denoted an annual expansion of Ch $ 43 , 016 million when compared to the Ch $ 215 , 588 million posted in the 3 Q 21 . Operating Expenses (In Millions of Ch$) Main causes explaining this behavior were : A Ch $ 26 , 014 million YoY increment in personnel expenses supported by : (i) salaries growing Ch $ 9 , 438 million or 14 . 6 % in the 3 Q 22 mostly due to the recognition of the inflation effect, (ii) an annual increase of Ch $ 8 , 008 million in provisions for performance bonuses which recognized the effect of higher net income in 2022 when compared to 2021 , (iii) an annual increase in bonuses and incentives by Ch $ 6 , 095 million on an annual basis, principally explained by an extraordinary bonus granted to part of the staff to recognize the commitment to the company in the achievement of our excellent performance as of Sep - 22 , and (iv) an annual increase of Ch $ 2 , 160 million in severance payments associated with organizational changes . An annual increase of Ch $ 5 , 657 million in IT and Communication expenses in the 3 Q 22 , explained by additional software licensing and data services expenses linked to upgrades in our digital capabilities and to enhance our technological infrastructure . It is worth noting that most of IT expenses are indexed to USD and UF, which also explained part of the annual increase . Marketing expenses rising Ch $ 4 , 216 million in the 3 Q 22 when compared to the 3 Q 21 , as a consequence of the reactivation of marketing events given lessened sanitary restrictions and commercial activity . Depreciation and amortization increasing Ch $ 2 , 571 million in the 3 Q 22 when compared to the 3 Q 21 as result of : (i) higher depreciation of fixed - assets by Ch $ 1 , 583 million, and (ii) higher amortization of intangible assets (software) by Ch $ 988 million . 21 to 1 . 08 % as of Sep - 22 . Even though this figure reaffirms an upward trend since Dec - 21 , it is still below mid - term figures . In addition, we continued to outperform the industry’s ratio ( - 45 bp . ) . In Millions of Ch$ Personnel expenses Quart 3Q21 111,335 er 3Q22 137,349 Change 3Q Ch$ 26,014 22/3Q21% +23.4 % Administrative expenses 78,115 91,978 13,863 +17.7 % Past Due Ratio (1) Depreciation and Amort. 19,235 21,806 2,571 +13.4% (>90d Past - Due Loans / Total Loans) Impairments - 12 160 172 - Other Oper. Expenses 6,915 7,311 396 +5.7 % Total Operating Expenses 215,588 258,604 43,016 +20.0 % Additional Information 3Q21 3Q22 bp. / % Op. Exp. / Op. Rev. 40.6% 33.2% (736)bp Op. Exp. / Avg. Assets 1.8% 1.9% +13bp Headcount (#) - EOP 12,395 12,469 +0.6 % Branches (#) - EOP 272 265 (2.6)% | 36

Management Discussion & Analysis 2022 YTD vs. 2021 YTD Operating Expenses (In Millions of Ch$) O n a y e a r - t o - d a t e b a s i s , o u r o p e r a t i n g e x p e n s e s po s t e d a n i n cr e a s e o f C h $ 8 1 , 8 9 2 m il l i o n o r 1 2 . 7% , f r o m C h $ 6 4 6 , 9 8 5 a s o f S e p - 2 1 t o C h $ 7 2 8 , 8 7 7 m ill i o n a s o f S e p - 2 2 . I t i s w o r t h n o t i n g t h i s a n nua l i n c r e a s e i s b e l o w 1 2 - m o n t h i n f l a t i o n r ate , m e a n i n g a n e g a t i v e r e a l g r o w t h i n t h e c o s t b a s e . Main drivers behind this annual performance were : Personnel expenses rising Ch $ 46 , 398 million (or 13 . 8% ) YoY, from Ch $ 335 , 929 million as of Sep - 21 to Ch $ 382 , 327 million as of Sep - 22 , explained by : (i) an annual advance of Ch $ 19 , 645 million or 10 . 1 % mainly derived from the recognition of inflation on salaries, (ii) an annual expansion of Ch $ 12 , 445 million associated with provisions for performance bonuses as mentioned earlier, (iii) an annual advance of Ch $ 7 , 791 million in severance payments, and (iv) a YoY increase of Ch $ 5 , 440 million in bonuses and incentives based on the extraordinary bonus granted to part of our staff related to our strong financial performance year - to - date . An annual expansion of Ch $ 10 , 511 million in IT - related expenses as of Sep - 22 mainly associated with development, software licensing, data services and other IT products linked to system upgrades and improvements to digital capabilities across the organization . CLP depreciation and UF - indexed fares also contributed to the annual increase . Advertising expenses increasing by Ch $ 6 , 550 million as of Sep - 22 related to both new marketing activities and campaigns to promote new products and services, which has also been influenced by higher fares in the context of exchange rate depreciation and higher inflation (UF) . Higher depreciation and amortization expenses by Ch $ 5 , 816 million on an annual basis, mostly as result of : (i) higher depreciation of fixed assets by Ch $ 3 , 224 million as of Sep - 22 , and (ii) a YoY increase of Ch $ 2 , 592 million of intangible assets amortization related to software improvements . (1) Industry  s ratios for the 3Q21 and as of Sep - 21 on proforma basis for the new local Compendium of Accounting Standards. Other operating expenses increasing Ch $ 3 , 756 million on an annual basis, mostly explained by higher expenses related to assets received lieu of payment by Ch $ 3 , 478 million associated with regulatory write - offs of leasing assets received but not sold . Efficiency Ratio Based on the solid performance in operating revenues and operating expenses that have increased mostly aligned with inflation, our efficiency ratio improved from 40 . 6 % in the 3 Q 21 to 33 . 2 % in the 3 Q 22 , and from 43 . 1 % as of Sep - 21 to 31 . 6 % as of Sep - 22 , representing annual improvements of 736 bp . and 1 , 159 bp . for quarterly and year - to - date figures, respectively . Efficiency Ratio (1) (Operating Expenses / Operating Revenues) Our solid performance in terms of efficiency and productivity has also enabled us to outreach the performance of the industry by presenting an efficiency ratio that was 747 bp . and 775 bp . below the industry’s overall metric in the 3 Q 22 and as of Sep - 22 , respectively . Income Tax 3Q22 vs. 3Q21 Our income tax amounted to Ch $ 73 , 788 million in the 3 Q 22 , which denoted an annual increase of Ch $ 26 , 855 million as compared to the Ch $ 46 , 933 million recorded in the 3 Q 21 . This annual rise was principally fostered by : (i) an annual growth of Ch $ 186 , 943 million in pre - tax income from Ch $ 226 , 421 million in the 3 Q 21 to Ch $ 413 , 364 million in the 3 Q 22 , given the behavior shown by revenues, which translated into an income tax increase of Ch $ 50 , 475 million when considering the current tax rate of 27% , and (ii) higher income tax by Ch $ 15 , 310 million associated with deductions primarily related to the sale of FVTOCI instruments with losses, which are treated under Art . 104 of the local tax code, meaning that losses (gains) at the moment of sale are free of taxes and, therefore, are added to (deducted from) the taxable base . Personnel expenses 335,929 382,327 46,398 +13.8 % Administrative expenses 239,882 265,402 25,520 +10.6 % Depreciation and Amort. 57,003 62,819 5,816 +10.2 % Impairments - 342 60 402 - Other Oper. Expenses 14,513 18,269 3,756 +25.9 % Total Operating Expenses 646,985 728,877 81,892 +12.7 % Additional Information Sep - 21 Sep - 22 bp. / % Op. Exp. / Op. Rev. 43.1% 31.6% (1159)bp Op. Exp. / Avg. Assets 1.9% 1.9% +1bp Headcount (#) - EOP 12,395 12,469 +0.6 % Branches (#) - EOP 272 265 (2.6)% Year - to - Date Change Sep - 22/Sep - 21 Sep - 21 Sep - 22 Ch$ % In Millions of Ch$ | 37

Management Discussion & Analysis These factors were partly offset by the effect of higher inflation in the 3 Q 22 ( 3 . 5% ) as compared to the 3 Q 21 ( 1 . 3% ) on our shareholders’ equity which is deducted from the taxable base, resulting in a lower income tax of Ch $ 38 , 930 million on an annual basis . Based on the above, the effective tax rate decreased from 20 . 7 % in the 3 Q 21 to 17 . 9 % in the 3 Q 22 . 2022 YTD vs. 2021 YTD On a year - to - date basis, the income tax amounted Ch $ 206 , 686 million as of Sep - 22 , which represented an annual increase of Ch $ 78 , 173 million when compared to the Ch $ 128 , 513 million recorded as of Sep - 21 . The annual change had mainly to do with : (i ) a s o a r e d i n c o m e b e f o r e i n c o m e t a x t h a t g r e w C h $ 635 , 8 2 1 m i ll i o n o n a y e a rl y b a s is , f r o m C h $ 6 3 3 , 6 9 0 mil l i o n a s o f S e p - 2 1 t o C h $ 1 , 2 6 9 , 51 1 m ill i o n a s o f S e p - 2 2 , e x p l a i n i n g h i g h e r i n c o m e t a x b y C h $ 1 7 1 , 6 7 2 mil l i o n a t t h e p r e v a i l i n g t a x r a t e o f 2 7% , a n d ( i i ) o t h e r t a x d e d u c t i on s r e l a t e d t o t h e p r e vi o u sl y m ent i on e d s a l e o f f i nan c i a l i n s t r u m e nt s wi t h t h e s pe c i a l t a x t r e a t m e n t e x p l a i n i n g g r e a t e r i n c o m e t a x b y C h $ 1 9 , 80 6 m i l li o n o n a n a n n u a l ba s is . T h e s e fa c to r s w e r e t o s o m e e x t en t off s e t b y t h e e f f e c t o f h i g he r i n f l a t i o n in th e n i n e - m o nt h p e r i o d e n d e d o n S e p t e m b e r 30 , 2 0 2 2 ( 1 0 . 5% ) th a n i n t h e s a m e p e r i o d o f 2 0 2 1 ( 3 . 5% ) o n o u r s h a r eh o l d e rs ’ e q u i t y , e x p l a i n i n g l o w e r i n c o m e t a x b y C h $ 1 1 3 , 30 5 m i l li o n . T h e c o m b i n e d ef f e c t o f the s e d r iv e rs r e s u l t e d i n a n e ffe c t i v e ta x r at e de cr e a s e f r o m 2 0 . 3 % a s o f S ep - 2 1 t o 1 6 . 3 % i n t h e s a m e p e r i o d o f 2 0 2 2 . Other Comprehensive Income As of September 30 , 2022 , our Comprehensive Income (CI) amounted to Ch $ 983 , 279 million, which represents a decrease of Ch $ 79 , 546 million from the net income recorded for the period . The main explanatory factor behind this result was a decrease in fair value adjustment of hedge accounting derivatives by Ch $ 119 , 933 million due to unfavorable changes in both local interest rates denominated in UF and foreign interest rates . This factor was partly offset by : (i) a positive change of Ch $ 35 , 269 million in income tax for other comprehensive income line - items and other effects, and (ii) a positive fair value adjustment of Ch $ 5 , 118 million in the fair value of fixed - income securities measured at FVTOCI mostly explained by changes in local long - term interest rates . Comprehensive Income Breakdown (In Millions of Ch$ as of Sep - 22) | 38

Management Discussion & Analysis Business Segments Performance 3Q22 and 2022 YTD (In Millions of Ch$) D u r i n g th e 3 Q 22 , w e r e c o r de d a p r e - t a x i n c o m e o f C h $ 4 1 3 , 36 2 m i lli o n , r e p r e s e n t i n g a n a n n u a l a d v a n c e o f C h $ 186 , 9 4 1 m ill i o n o r 8 2 . 6 % w h e n c o m p a r e d t o t h e C h $ 2 2 6 , 4 2 1 m i l li o n r e a c he d i n t h e 3 Q 21 . A l i g n e d w i t h t r e n d s w e h a v e s e e n i n l a s t q u a r t e r s , t h e m a j o r c o n t r i b ut i o n s t o t h i s r e s u l t c a m e f r o m c o m m e r c i a l l e n d i n g s eg m e nt s i n c l u d i n g t h e W ho l e s a l e B a n k i n g s e g m e n t th a t r e p r e s e n t e d a 4 4 . 6 % an d t h e R et a i l B a n k i n g c o n c e nt r at i n g a 4 3 . 4 % o f t h e to t a l a m o u n t . T o a l e s s e r d e g r ee , o u r S u b si d i a r i e s a n d o u r T r e a s u ry c on t r i b u t e d w i t h a 7 . 2 % a n d a 4 . 3 % o f o u r p r e - t a x i n c o m e , r e s p e c t iv e l y , i n t h e 3 Q 2 2 . As of Sep - 22 , our income before income taxes totaled Ch $ 1 , 269 , 510 million, which denoted an annual increment of Ch $ 633 , 690 million or 100 . 3 % when compared to the same period of 2021 . In a similar fashion than quarterly figures, the main portion of our pre - tax income was concentrated in commercial lending segment as reflected by the 49 . 8 % and the 39 . 4 % shares represented by the Retail Banking segment and the Wholesale Banking segment, respectively . The remaining amount was attributable to our Subsidiaries and our Treasury segment contributing with 5 . 8 % and 4 . 9 % of the total year - to - date income before income tax, respectively . Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) Year - to - Date Pre - Tax Income by Business Segment (In Millions of Ch$) | 39

Management Discussion & Analysis Retail Banking Segment In the 3 Q 22 , the Retail Banking segment posted pre - tax income of Ch $ 179 , 316 million, which represents an annual expansion of Ch $ 55 , 881 million or 45 . 3 % when compared to the Ch $ 123 , 435 million recorded in the 3 Q 21 . The main driver explaining this behavior was the advance in operating revenues that grew Ch $ 108 , 575 million or 32 . 1 % on an annual basis, primarily fueled by : (i) the positive effect of higher inflation increasing from 1 . 27 % in the 3 Q 21 to 3 . 54 % in the 3 Q 22 (as UF variation) on the portion of the UF net asset exposure allocated to this segment, (ii) an annual rise of ~Ch $ 51 , 300 million in the contribution of DDA managed by the segment to our funding produced by higher interest rates that more than offset the annual drop of 21 . 7 % in average DDA balances, and (ii) an annual advance of Ch $ 10 , 229 million in fee - based income on the grounds of higher transactionality in payment channels and the impact of inflation on UF - indexed fares . These factors were partly offset by : (i) an annual rise of Ch $ 29 , 721 million or 19 . 4 % in operating expenses due to the increase in personnel expenses given the impact of inflation on salaries and the excellent performance in 2022 that translated into both an extraordinary bonus granted to part of the staff in the 3 Q 22 and higher provisions for variable compensation, and (ii) ECLs going up by Ch $ 22 , 973 million on an annual basis, owing to both moderate credit deterioration given more normalized asset quality and slightly lower additional provisions set in the 3 Q 22 when compared to the 3 Q 21 . Year - to - date, our Retail Banking segment reached a pre - tax income of Ch $ 631 , 981 million as of Sep - 22 , which was Ch $ 287 , 250 million or 83 . 3 % above the figure posted as of Sep - 21 . Similar to quarterly figures, the bottom line improvement was principally explained by an annual increase of Ch $ 408 , 716 million or 42 . 8 % in operating revenues, driven by : (i) higher contribution of the portion of the UF net asset exposure allocated to the segment due to the boost in inflation from 3 . 5 % as of Sep - 21 to 10 . 5 % as of Sep - 22 , (ii) greater contribution of DDA by ~Ch $ 150 , 300 million on an annual basis due to the path followed by increased interest rates, and (iii) fee income growing Ch $ 26 , 642 million or 13 . 5 % as a consequence of the same factors mentioned earlier . These effects were partly offset by : (i) higher ECLs by Ch $ 66 , 223 million due to a gradual normalization of asset quality, and (ii) an advance of Ch $ 55 , 243 million in operating expense given the same factors mentioned for the quarterly figures . | 40

Management Discussion & Analysis Wholesale Banking Segment The Wholesale Banking segment recorded an income before income taxes of Ch $ 184 , 527 million in the 3 Q 22 , displaying an annual increase of Ch $ 110 , 473 million or 149 . 2 % when compared to the figure reached in the 3 Q 21 . The bottom line increase was mostly influenced by greater operating revenues that advanced Ch $ 114 , 360 million or 85 . 5 % largely fostered by : (i) the effect of higher inflation on the UF net asset exposure allocated to the segment, and (ii) higher contribution of DDA to our funding cost by ~Ch $ 44 , 200 million on an annual basis . These elements coupled with an annual decline of Ch $ 6 , 009 million in ECLs mostly due to a lower amount of additional provisions set during this quarter when compared to the 3 Q 21 and partly allocated to this segment . On the other hand, operating expenses grew Ch $ 9 , 896 million in line with the effect of inflation and one - time effects in personnel expenses, in addition to regulatory write - offs of leasing operations recovered (in lieu of payment) but not sold . As of Sep - 22 , the segment’s bottom line amounted to Ch $ 500 , 770 million, which translated into an annual rise of Ch $ 290 , 726 million or 138 . 4 % when compared to same period last year . The advance was principally the result of operating revenues growing Ch $ 334 , 868 million or 86 . 0 % as a consequence of : (i) increased contribution of higher inflation on the UF net asset exposure allocated to the segment, (ii) an increase of ~Ch $ 109 , 400 million in the contribution of demand deposits to the funding cost given increasing interest rates, (iii) an increment in income from loans based on an annual advance of 14 . 6 % in average balances, and (iv) further income from FX spot and derivative transactions carried out by wholesale customers, and (v) fee income going up Ch $ 5 , 853 million or 11 . 8% , as a result of diverse effects including greater volumes associated with trade finance and contingent loans . This trend was to some extent offset by : (i) an annual growth in ECLs by Ch $ 24 , 369 million or 39 . 0 % as a result of unfavorable changes in the credit condition of some specific customers and industries that have been hit by lagged effects of the pandemic and other local developments, which coupled with the negative effect of Ch $ depreciation on allowances of cross border loans, and (ii) operating expenses soaring Ch $ 19 , 773 million or 16 . 9 % due to the same factors explained for quarterly figures . | 41

Management Discussion & Analysis Treasury Segment In the 3 Q 22 , our Treasury recorded a pre - tax income of Ch $ 19 , 935 million, which denoted a significant annual rise from the Ch $ 3 , 290 million posted in the 3 Q 21 . The improved performance of our Treasury has primarily to do with : (i) increased result from the contribution of our UF net asset exposure that is partly allocated to this segment as a consequence of higher inflation, (ii) greater results from the management of trading and investment securities including derivatives, as a consequence of favorable changes in market factors such as the positive effect of inflation on the accrual of UF - denominated securities and lower probabilities of default benefiting the counterparty value adjustment for derivatives . As of Sep - 22 , the Treasury segment recorded an income before income taxes of Ch $ 62 , 787 million, which outperformed the Ch $ 20 , 125 million posted a year earlier . The annual increase was mainly attributable to : (i) the effect of higher inflation on the portion of the UF net asset exposures partly allocated to the segment, given the same reasons mentioned earlier, (ii) an annual increase of approximately Ch $ 7 , 330 million from the management of our investment portfolio, mainly due to higher accrual on UF - denominated debt securities caused by higher than expected inflation, and (iii) an increment of around Ch $ 2 , 880 million in net revenues from trading securities, including derivatives, as a result of our ability to capture specific events of volatility in market factors . These trends were partly counterbalanced by an annual increase in ECLs associated with fixed - income securities as a result of increased positions taken in instruments issued by both local and foreign banks on an annual basis . Subsidiaries O u r S ub s i d i a r i e s r e c o r d e d a n i n c o m e b e f o r e i n c o m e t a x e s o f C h $ 2 9 , 5 8 4 mil l i o n i n t h e 3 Q 2 2 , r e p r e s en t i n g a n a n n u a l a d v a n c e o f C h $ 3 , 9 4 2 m i ll i o n o r 1 5 . 4 % w he n c o m pa r e d t o th e 3 Q 2 1 . T h e m a i n d r i v e r s e x p l a i n i n g t h is p e r fo rm an c e w e r e : ( i ) a n annua l s u r g e o f ~ C h $ 3 , 3 0 0 mi l li o n i n p r e - t a x i n c o m e g e n e r a t e d b y o u r S e c u r i t i e s B r o k e r ag e s u b s i d i a r y c au s e d b y a b o o s t i n n e t f i n a n ci a l i n c o m e t ha t o w e d t o f a v o r ab l e c h a n g e s i n m a r k e t f a c to r s , p a r t i c u l a rl y i n t e r e s t r a t e s an d e xc h a n g e r a t e , t h a t b e n e f i te d t h e t r a d i n g p o r t fo li o he l d b y t h e c o m pan y , a n d ( i i ) h i g h e r i n c o m e b e f o r e i n c o m e t a x f r o m o u r I n v e s t m e n t Ban k i n g s u b s i d i a r y b y C h $ 6 9 7 mi l li o n o n a n an n u a l b a s i s e x p l a i ne d b y s p e ci f i c c a p i t a l m a rk e t t r an s a c t i o n s c a rri e d ou t w i t h c o r po r at e c li en t s . Year - to - date, the pre - tax income of generated by our Subsidiaries increased Ch $ 15 , 182 million or 25 . 8% , from Ch $ 58 , 790 million as of Sep - 21 to Ch $ 73 , 972 million as of Sep - 22 . This annual growth was the consequence of : (i) an annual rise of Ch $ 7 , 888 million in our Securities Brokerage subsidiary due to the financial drivers mentioned for quarterly figures on the trading portfolio managed by the company, (ii) pre - tax income from our Mutual Funds Management subsidiary that grew Ch $ 4 , 642 million as of Sep - 22 associated with portfolio mix rebalancing from fixed - income to equity funds that bear higher commissions, which coupled with increased margins in the fixed - income portfolio, particularly associated with funds of longer tenors, and (iii) increased fees from our Investment Banking subsidiary growing Ch $ 1 , 641 million on annual basis . | 42

Management Discussion & Analysis Balance Sheet Analysis As of September 2021, December 2021 and September 2022 (In Millions of Ch$) Loan Portfolio Our loan portfolio has begun to show the signs of the economic deceleration evidenced by the local economy and the aftermath of unusual behavior in certain market factors . In this regard, nominal growth posted by our loan book continues to be influenced by the effect of inflation on UF - denominated loans and CLP depreciation on USD - denominated credits rather than real expansion . These drivers have particularly affected residential mortgage and commercial loans, both increasing below inflation . In contrast, we have been able to boost consumer lending beyond market dynamics marked by the decrease in the individuals’ liquidity surplus – which has allowed us to gain market share – based on renewed value offerings and revised pre - approved programs . The behavior evidenced by our loan book is well aligned with data revealed by the Central Bank in the 3 Q 22 credit survey, which denoted a weakened demand for all types of loans and constrained offer conditions across the board . All in all, as of Sep - 22 , our total loans reached Ch $ 36 , 085 , 466 million, denoting an annual increase of 9 . 1 % or Ch $ 3 , 022 , 094 million, as a consequence of nominal advances in commercial, residential mortgage and consumer loans, as follows : In the case of commercial loans, we reached a total amount of Ch $ 20 , 211 , 364 million, posting an increase of 6 . 7 % or Ch $ 1 , 270 , 392 million on a yearly basis, which was largely supported by an expansion of Ch $ 541 , 602 million or 46 . 2 % in trade finance loans, influenced by a 19 . 5 % depreciation of the Chilean peso and the reactivation of international trade after the COVID 19 pandemic . In addition, commercial credits registered an annual expansion of 3 . 1 % or Ch $ 482 , 442 million, reflecting the economic context that has principally affected to SMEs . Residential mortgage loans registered increasing 10 . 6 % or Ch $ 1 , 066 , 904 million . This increment was aligned with the trend followed by inflation, which translated into a 13 . 9 % annual change in the UF . In real terms, instead, residential mortgage loans had a negative growth rate, as a consequence of weakened demand and a more restrictive offer . In addition, consumer loans posted a significant annual change of 17 . 0% , equivalent to Ch $ 684 , 798 million, primarily explained by credit card loans and installment loans, which recorded annual expansions of Ch $ 334 , 951 million and Ch $ 272 , 224 million, respectively . As mentioned, this behavior is aligned with lowered liquidity among individuals, following the huge surplus that was present during all 2021 , and renewed customers’ needs to afford consumption of durable goods . Furthermore, these trends coupled with campaigns we have deployed to promote the use of our credit cards through a reinforced loyalty program and also upgrades to our pre - approved loan program that has benefited installment loans offering that translated into a solid loan origination of Ch $ 535 , 324 million in the 3 Q 22 and a strict and organized commercial discipline . Loan Portfolio Evolution (In Millions of Ch$ and %) On a year - to - date basis, our loan portfolio posted an increase of Ch $ 1 , 855 , 349 million or 5 . 4 % when compared to the Ch $ 34 , 230 , 117 million posted as of Dec - 21 . This expansion was supported by an increase in residential mortgage loans, | 43

Management Discussion & Analysis representing 44 % of the total amount, and to a lesser extent, by similar increments in commercial and consumer loans representing 31 % and 25 % of the total growth, respectively . This evolution had mainly to do with : Residential mortgage loans advancing Ch $ 817 , 769 million or 7 . 9 % since Dec - 21 . Once again, this growth was highly attributable to the effect of inflation, amounting to 10 . 5 % year - to - date (measured as UF variation), on UF - denominated balances and negative real growth associated with the already mentioned business dynamics from the demand side and our strategic view on this product in terms of the implied risk - return equation . Commercial loans posted a year - to - date nominal growth of 2 . 9 % or Ch $ 576 , 608 million, which was largely explained by an increment of Ch $ 441 , 800 million in trade finance loans, equivalent to a 34 . 8 % year - to - date increase . Once again this was due to both the higher dynamism in the import/export sectors and, to a lesser degree, a year - to - date depreciation of 13 . 7 % of the Chilean peso . Consumer loans posting a year - to - date increase of Ch $ 460 , 972 million or 10 . 8% , which has mainly been caused by reinforced commercial campaigns in installment loans, a renewed pre - approved loan scheme and credit cards usage, in combination with stronger demand from our customers in a context of lowered disposable income among individuals in comparison with 2021 . Loans by Segment (In Millions of Ch$ and %) At a segment level, as of Sep - 22 , our loan portfolio was mostly comprised of : (i) Retail Banking loans amounting to Ch $ 22 , 477 , 752 million granted to individuals and SMEs that jointly concentrated a 62 % of total loans, and (ii) Wholesale Banking loans totaling Ch $ 13 , 607 , 714 million, which represented 38 % of total loans . Loans granted to individuals accounted for Ch $ 17 , 446 , 117 million, representing 48 % of our total loan portfolio and 78 % of the Retail Banking loan book . Loans managed by our Retail Banking segment grew 8 . 0 % in Sep - 22 when compared to the Ch $ 20 , 816 , 268 million recorded in Sep - 21 and increased 5 . 8 % in relation to the Ch $ 21 , 249 , 347 million in Dec - 21 . These trends were mainly the result of : Personal Banking loans increasing 10 . 7 % on an annual basis from Ch $ 15 , 763 , 722 million in Sep - 21 to Ch $ 17 , 446 , 117 million in Sep - 22 . As compared to Dec - 21 , loans to individuals posted an increase of 7 . 5% , from the Ch $ 16 , 223 , 419 million . In this segment, consumer loans increased 17 . 0 % as compared to Sep - 21 and a 10 . 8 % growth as compared to Dec - 21 . It is important to mention that, even though the economic slowdown and the weak demand reported by the Central Bank, we managed to advance in consumer loans on the grounds of strengthened commercial campaigns and revised pre - approved schemes to promote installment loans and the use of credit cards by delivering sophisticated value offerings for middle income segment individuals . In addition, residential mortgage loans registered an increment of 10 . 6 % as compared to Sep - 21 and 7 . 9 % as compared to Dec - 21 . These figures negatively compare to the inflation rate within these periods ( 13 . 9 % on an annual basis and 10 . 5 % year - to - date) and are in line with a context of higher interest rates and stricter offer conditions owing to the current economic context and our lower appetite on this product . Loans granted to SMEs reached Ch $ 5 , 031 , 635 million as of Sep - 22 , which represents a slight decrease of 0 . 4 % when compared to the Ch $ 5 , 052 , 546 million posted in Sep - 21 while maintaining the level reached in Dec 21 . The deceleration evidenced by this segment had mainly to do with : (i) a subdued activity in many economic sectors, as reflected by the recent levels posted by the Monthly Economic Activity Index (IMACEC), and (ii) a comparison base effect associated with a period of strong growth in this segment that was primarily fostered by the Fogape Reactiva program in 2021 . The loan portfolio managed by the Wholesale Banking segment posted an increase of 11 . 0 % when compared to the Ch $ 12 , 264 , 586 million recorded in Sep - 21 , and a 4 . 6 % increase in relation to the Ch $ 13 , 006 , 841 million posted in Dec - 21 . The main underlying forces conducting these changes were : Loans managed by our Corporate unit posting a 10 . 6 % annual increase by reaching Ch $ 7 , 943 , 752 million in Sep - 22 in comparison with the Ch $ 7 , 180 , 919 million recorded in Sep - 21 . Likewise, loans managed by these units registered an increment of 3 . 0 % from the Ch $ 7 , 715 , 357 million achieved in Dec - 21 . These expansions are mainly explained by loan growth among customers belonging to the concessions, natural resources and real estate industries, in light of specific | 44

Management Discussion & Analysis projects retaken after the pandemic and the effect of higher inflation and CLP depreciation in certain specific credits. Furthermore, loans to Middle Market companies amounted to Ch $ 5 , 663 , 952 million in Sep - 22 , which denotes a 7 . 6 % annual increase when compared to the Ch $ 5 , 263 , 774 million reached in Sep - 21 and a 7 . 0 % increment in relation to the Ch $ 5 , 291 , 484 million reached in Dec - 21 . The behavior shown by this unit was mainly related to the effect of exchange rates in USD - denominated credits . Market Share in Loans (1) (% as of the end of each period) (1) Excluding operations of subsidiaries abroad. As of Sep - 22 , we achieved a 16 . 1 % market share in total loans, which compares to the 16 . 7 % reached in Sep - 21 and Dec - 21 . On an annual basis, the decrease in overall market share was mainly caused by lower market share in both commercial and residential mortgage loans, as depicted above, given market dynamics in both products and our risk appetite in a context of economic slowdown, which have been partly offset by an improved performance in consumer loans . Our current market share is slightly below our strategic goals for 2022 . Our aim is to maintain or gain market share in commercial loans over the next months while keeping the track in consumer loans . In terms of expected loan growth, given the current context, we foresee nominal growth slightly below inflation for 2022 and in line with inflation for our whole loan book for 2023 . Debt Securities Portfolio As of September 30 , 2022 our debt securities portfolio totaled Ch $ 6 , 737 , 116 million, amount that was primarily composed of fixed - income instruments issued by the Central Bank and the local Government representing 73 . 0% , as well as bonds and time deposits issued by local banks accounting for 24 . 4% . To a lesser extent, as anticipated in the last quarterly report, during the 3 Q 22 we acquired long - term bonds issued by U . S . banks that reached 2 . 1 % of our debt securities portfolio as of September 30 , 2022 , based on our view of credit spreads . The remaining amount was concentrated in local corporate bonds that totaled Ch $ 31 , 876 million at the end of the 3 Q 22 , representing a 0 . 5 % of the total holdings . Debt Securities Portfolio by Type of Instrument (In Millions of Ch$ and %) From the investment purpose standpoint, the total debt securities portfolio was comprised of instruments measured at fair value through other comprehensive income (FVTOCI), representing 54 . 4 % or Ch $ 3 , 662 , 443 million as of September 30 , 2022 , mainly composed of Central Bank’s and Local Government’s bonds, and to a lesser extent by bonds and time deposits issued by local and foreign banks as of September 30 , 2022 . As of the same date, 32 . 4 % or Ch $ 2 , 183 , 448 million of our debt securities portfolio was composed of trading securities, mostly concentrated in Central Bank’s short - term notes (PDBC) held for liquidity management, with low price risk exposures in this portfolio . The held - to - maturity or fixed - income instruments measured at amortized cost represented 13 . 2 % or Ch $ 885 , 951 million by the end of the 3 Q 22 , comprised of Central Bank’s and Local Government’s bonds, which are primarily denominated in UF . | 45

Management Discussion & Analysis Debt Securities Portfolio by Purpose (In Millions of Ch$) As of September 30 , 2022 the balance of our debt securities portfolio was Ch $ 147 , 491 million below the Ch $ 6 , 884 , 607 million posted in Sep - 21 . The annual declined was attributable to the following factors : An annual decrease of Ch $ 953 , 303 million in fixed - income securities held for trading from Ch $ 3 , 136 , 751 million in Sep - 21 to Ch $ 2 , 183 , 448 million in Sep - 22 . This change was primarily the consequence of the decline in demand deposits, as we have repeatedly anticipated in previous quarters, which directly lowered “technical reserve” requirements . As such, we reduced the stock of Central Bank’s short - term notes held in our trading portfolio from Ch $ 2 , 735 , 501 million in Sep - 21 to Ch $ 1 , 721 , 989 million in Sep - 22 , since we are not required to meet with “technical reserve” given the sharp decrease in demand deposits . Therefore, today we hold Central Bank’s notes for liquidity management purposes only . Likewise, positions in other Central Bank’s and local Government’s instruments also decreased by Ch $ 115 , 164 million on an annual basis . In turn, we posted an increase in local corporate bonds from Ch $ 162 , 935 million in Sep - 21 to Ch $ 338 , 462 million in Sep - 22 mostly related to our Securities Brokerage subsidiary’s portfolio, increment that was primarily supported by the perspective on the path that should be followed by local interest rates . The decrease in our consolidated trading portfolio was to some extent offset by : An annual increase of Ch $ 583 , 419 million in fixed - income securities held - . to - maturity (measured at amortized cost) from Ch $ 302 , 532 million in Sep - 21 to Ch $ 885 , 951 million in Sep - 22 . As mentioned las quarter, by mid - 2021 we decided to take positions in Central Bank’s and Local Government’s bonds in order to benefit from higher accrual given the increase in long - term interest rates and a low cost of funds, which posed a reasonable business alternative when compared to a subdued lending business activity and high levels of demand deposits . An annual increase of Ch $ 222 , 130 million in the FVTOCI portfolio, from Ch $ 3 , 440 , 313 million in Sep - 21 to Ch $ 3 , 662 , 443 million in Sep - 22 . This change was mainly the consequence of : (i) an increment of Ch $ 144 , 392 million in securities issued by local issuers, particularly concentrated in time deposits issued by local banks, and (ii) an annual increment of Ch $ 142 , 457 million in foreign currency bonds issued by U . S . banks as compared to nil positions in Sep - 21 , all taken in the 3 Q 22 . On a year - to - date basis, our debt securities portfolio showed a decrease of Ch $ 1 , 034 , 132 million from the Ch $ 7 , 771 , 248 million recorded in Dec - 21 . This annual decline was primarily due to : A decrease of Ch $ 1 , 554 , 494 million in securities held for trading from Ch $ 3 , 737 , 942 million in Dec - 21 to Ch $ 2 , 183 , 448 million in Sep - 22 . In particular, we have decreased our positions in Central Bank’s notes by Ch $ 1 , 560 , 973 million on a year - to - date basis, which is primarily the result of lower “technical reserve” requirements supported by both a sharp decrease in total demand deposits and a bolstered regulatory capital . This annual change in trading securities was partly offset by : An increase of Ch $ 607 , 634 million in FVTOCI securities from Ch $ 3 , 054 , 809 million in Dec - 21 to Ch $ 3 , 662 , 443 million in Sep - 22 . The drivers conducting this change are those mentioned earlier : (i) a year - to - date increase of Ch $ 770 , 232 million in securities issued by local corporate issuers, particularly concentrated in in time deposits issued by local banks, and (ii) the purchase of U . S . banks’ bonds amounting explaining an increase of Ch $ 142 , 457 million in Sep - 22 when compared to Dec - 21 . To a lesser extent, we reduced our position in Central Bank’s and local Government’s bonds by Ch $ 305 , 055 million . As mentioned in previous quarters, our strategy in terms of FVTOCI securities is prompted by our expectation on both local interest rates and credit spreads for both local and foreign issuers . An increment of Ch $ 46 , 207 million in securities measured at amortized cost, mostly explained by the effect of cumulative interest and inflation accrual on both peso - denominated and UF - denominated Government and Central Bank’s bonds . | 46

Management Discussion & Analysis Over the next quarters, we should continue evidencing a slide in demand deposits, in light of the prevailing levels of short - term interest rates . As such, our overall debt securities portfolio should be conducted by both, directional positions taken in certain instruments and terms in order to benefit from potential decreases in interest rates and credit spreads . Likewise, we should maintain a stock of debt securities as part of our liquidity buffer while enabling us to collateralize part of the FCIC we hold with the Central Bank . Local Interest Rates (Nominal and Real Rates in %) Source: Risk America and Chilean Central Bank As for local interest rates, the yield curve has continued to be inverted, based on the high levels posted by shorter terms rates as a consequence of repeated hikes in the Monetary Policy Interest rate carried out by the Central Bank in its attempt to control inflation . As such, in the 3 Q 22 the reference rate continued to increase from 9 . 0 % as of June 30 , 2022 to 10 . 75 % as of September 30 , 2022 based on two hikes of 75 bp . in July and 100 bp . in August . This figure compares to the 4 . 0 % posted by the end of 2021 and the and the 1 . 5 % prevailing in Sep - 21 Longer terms interest rates have not followed the same path . In effect, Ch $ - denominated and UF - denominated interest rates (as represented by five - year and ten - year Central Bank’s bonds) have remained in the range 6 . 0 % to 7 . 0 % and 1 . 5 % to 2 . 5% , respectively throughout all 2022 . Thus, longer term interest rates have not been significantly influenced by the changes in overnight rate, but instead by a smooth on inflation expectations for coming years to levels of 4 . 0 - 4 . 5 % from the levels expected for the next twelve months . The path followed by interest rates has been aligned with the estimates we revealed in previous reports . In fact, on October 12 , 2022 the Central Bank announced the last adjustment of the tightening cycle by taking the monetary policy rate to 11 . 25% , which is based on the slide forecasted for inflation in 2023 . Accordingly, we do not expect further adjustments in 2022 while foreseeing cuts to the monetary policy rate in 2023 to ending the year in the neighborhood of 6 . 0% . As for long - term interest rates, in 2023 we should also see a decline from current levels as long as the Central Bank succeeds in the effort of anchoring inflation expectations . Nonetheless, we cannot rule out the effect of political uncertainty stemming from the deployment of reforms to be presented by the current administration in several fields including taxation, changes to the pension and modernization of the health system . Likewise, after the rejection of the new constitution proposal on September 4 , 2022 , the constitutional process is still in progress, which could also imprint some volatility, particularly in long - term local interest rates throughout 2023 . Other Assets The other assets accounted for Ch $ 12 , 692 , 896 million as of September 30 , 2022 , which means an annual increase of Ch $ 2 , 795 , 271 million or 28 . 2 % when compared to the Ch $ 9 , 897 , 625 million posted in Sep - 21 . The variation mostly relied on : An annual increment of Ch $ 1 , 481 , 947 million or 52 . 1 % in derivatives, as a consequence of changes in several market factors including both a sharp depreciation of 19 . 5 % of the Ch $ against the USD and the 13 . 9 % annual increase in inflation (measured as UF variation) resulting in positive fair value effect on contracts denominated in foreign currency and UF . Furthermore, the significant changes experienced by both local and foreign interest rates also contributed to the change in the fair value of derivatives . Loans and Advances to Banks growing Ch $ 1 , 093 , 762 million or 54 . 2 % in September 2022 when compared to a year earlier . This change is largely explained by a period - end increase of Ch $ 1 , 100 , 817 million in overnight liquidity deposits in the Central Bank . An annual rise of Ch$209,937 million in deferred taxes, from Ch$386,962 million in Sep - 21 to Ch$596,899 million in Sep - 22. This increase was mainly associated with the effect of higher provisions for loans including additional. | 47

Management Discussion & Analysis Other Assets (In Millions of Ch$) On a year - to - date basis, the other assets evidenced an increase of Ch $ 2 , 270 , 443 million or 21 . 8 % from Ch $ 10 , 422 , 453 million as of December 31 , 2021 to Ch $ 12 , 692 , 896 million posted on September 30 , 2022 . This year - to - date change has to do with the same drivers mentioned above, as follows : An increase of Ch $ 1 , 581 , 956 million or 103 . 4 % in Loans and Advances to Banks explained by overnight liquidity deposits in the Central Bank going up Ch $ 1 , 710 , 817 million in Sep - 22 when compared to Dec - 21 , due to more attractive interest rates, which also explained – among other factors – a drop in Cash and Due from Banks . An increment of Ch $ 1 , 343 , 321 million or 45 . 0 % in the fair value of derivative contracts, as a consequence of : (i) a 13 . 7 % depreciation of the Ch $ against the USD in the nine - month period ending Sep - 22 , (ii) a year - to - date increase of 10 . 5 % in inflation (measured as UF variation), and (iii) changes in local and foreign interest rates . Higher deferred taxes by Ch $ 161 , 776 million, owing to the effect of higher provisions for loans and additional provisions . These elements were partly counterbalanced by a year - to - date decrease of Ch $ 856 , 416 million in Cash and Due from Banks, which was highly influenced by the increase posted by overnight liquidity deposits in the Central Bank in order to take advantage of higher interest rates paid on such balances . Current Accounts & Demand Deposits Our balances of Demand Deposits (DDA) recorded an annual decrease of Ch $ 2 , 875 , 154 million or 16 . 7% , from Ch $ 17 , 173 , 852 million in Sep - 21 to Ch $ 14 , 298 , 698 million in Sep - 22 . Likewise, when compared to the total balance of Ch $ 18 , 249 , 881 million posted as of December 2021 , the year - to - date decline in DDA totalled Ch $ 3 , 951 , 183 million or 21 . 7% . Total Demand Deposits (In Millions of Ch$) This trend is in line with the perspectives we have shared in our previous quarterly reports and poses a normalization in DDA levels after a period of significant growth evidenced over the last two years as a consequence of both COVID - 19 measures deployed by the government and the congress to assist individuals and companies and short - term interest rates that remained at the lowest levels seen in the last decade during 15 months . In summary, the slide in DDA has been caused by : The sharp and steady escalation of short - term interest rates since the end of 2021 , given the aggressive policy undertaken by the Chilean Central Bank to control inflation . This approach has resulted in several hikes that have led the monetary policy rate from 1 . 5 % in Sep - 21 to 4 . 0 % in Dec - 21 and to 10 . 75 % in Sep - 22 , all translating into a higher opportunity cost for investors, which has motivated them to move from DDA to time deposits or mutual funds . Monetary policy actions taken by the Chilean Central Bank, have also been adopted by other countries worldwide to fight inflation . As such, the FED in the U . S . has started a tightening cycle by applying four adjustments to the monetary policy | 48

Management Discussion & Analysis interest rate in May, June, July and September 2022, leading the rate from 0.5% to 3.25%. An inflation rate that remains above normal levels by reaching a 13 . 9% 12 - month variation in September 2022 (measured as UF variation), which discourages depositors to holds DDA . A decrease in the liquidity surplus seen in the local economy over the last two years, particularly among individuals, fostered by pension fund withdrawals and the fiscal aid package, all of which resulted in a significant increase in household consumption and liquidity . These factors have negatively affected DDA held by both retail and wholesale banking depositors, although the former have been more sensitive to them . In fact, DDA held by Retail Banking depositors decreased Ch $ 2 , 506 , 881 million or 23 . 7 % and Ch $ 2 , 516 , 213 million or 23 . 7 % as of September 30 , 2022 when compared to the amounts posted in Sep - 21 and Dec - 21 , respectively . In a similar fashion, but to a lesser extent, DDA held by Wholesale Banking depositors declined Ch $ 368 , 273 million or 5 . 6 % and Ch $ 1 , 434 , 970 million or 18 . 8 % in Sep - 22 when compared to a year earlier and to Dec - 21 , respectively . The more sensitive behaviour of retail customers has been triggered by all the factors mentioned above, but particularly due to the effect of inflation on the purchasing power of DDAs and the decrease of disposable income once vanished the surplus generated by pension funds withdrawals . In the case of Wholesale Banking customers, the impact seems to be lower given their more professional approach to cash management . When looking at the distribution of DDA by currency, DDA in local have shown decreases in line with market factors and economic developments involved in the overall trend followed by the product as a whole . As of September 30 , 2022 , DDA denominated in local currency decreased Ch $ 3 , 293 , 962 million or 22 . 1 % and Ch $ 3 , 273 , 080 million or 22 . 0 % when compared to Sep - 21 and Dec - 21 , respectively . DDA denominated in foreign currency have not followed a similar path . Actually, total balances increased 18 . 4 % or Ch $ 418 , 808 million from the Ch $ 2 , 271 , 744 million recorded in Sep - 21 , although this is highly influenced by the 19 . 5 % depreciation of the Ch $ within the same period, so balances in USD remained mainly flat on an annual basis . Instead, when compared to the Ch $ 3 , 368 , 655 million posted in Dec - 21 , DDA in foreign currency posted a 20 . 1 % decrease in Sep - 22 in spite of a 13 . 7 % year - to - date depreciation of the Ch $ , which denotes a 29 . 8 % decrease in USD balances . DDA denominated in foreign currency have behaved as we pointed out in our last quarterly report, fostered by the increase experienced in USD interest rates as a consequence of the FED’s policy, which has encouraged investors to take time deposits while looking for other investment alternatives in Chile or abroad . Total Demand Deposits by Currency (In Millions of Ch$) Trends followed by DDA have been reflected in the whole local landscape, from which our market positioning remains strong among main banking players . As of September 30 , 2022 (latest available information and excluding operations of subsidiaries abroad) we ranked second in the industry with a total market share of 20 . 8% (net of clearing) while in personal banking checking accounts we continued to rank first by attaining a market stake of 24 . 0% . This market positioning is consistent with the projections we have shared in previous reports and we expect to maintain this level over the rest of the year and in 2023 following the market dynamics . Going forward, as mentioned in previous reports, we foresee that the downward trend in DDA will continue steadily over the rest of the year while moderately softening throughout 2023 , all aligned with an environment of interest rates that should remain high for a while, inflation above the target range and a less dynamic economy that should translate into pressures over disposable income . As such, we expect our “reciprocity” relationship of DDA over Total Loans to decrease from ~ 40 % on September 30 , 2022 to ~ 36 % by the end of year and to ~ 33 % by December 2023 . Time Deposits & Saving Accounts Time deposits continue to evidence a sharp increase in light of the change experienced by the economic environment in terms of both interest rates and inflation . Accordingly, as of September 30 , 2022 our Time Deposits reached Ch $ 12 , 992 , 748 million, denoting an annual increase of Ch $ 4 , 319 , 416 million or 49 . 8 % when compared to the Ch $ 8 , 673 , 332 million recorded in Sep - 21 . Likewise, on a year - to - date basis, Time Deposits grew | 49

Management Discussion & Analysis Ch$4,189,034 million or 47.6% when compared to the Ch$8,803,714 million reached in Dec - 21. Time Deposits by Segment (In Millions of Ch$) As mentioned in our previous report, the sharp and steady increase in interest rates, particularly in 2022 , from 4 . 0 % in Dec - 21 to 10 . 75 % in Sep - 22 , along with a 12 - month inflation rate that has beaten double - digit figures, has led depositors to transfer their funds from demand deposits to time deposits, which have become the main tool to protect savings from inflation . Furthermore, in periods of increased volatility in capital markets and higher short - term interest rates, time deposits become an attractive risk - adjusted investment . These drivers led to a faster year - to - date growth, in comparison with the annual evolution . In a breakdown by business segment, time deposits have continued growing in both the Retail and Wholesale Banking Segment though with dissimilar momentum . Thus, whereas the Retail Banking Segment posted an annual increase of Ch $ 3 , 777 , 107 million or 64 . 4 % when compared to the Ch $ 5 , 862 , 351 million posted in Sep - 21 and a year - to - date climb of Ch $ 3 , 154 , 771 million or 48 . 6 % in comparison with the Ch $ 6 , 484 , 687 million recorded in Dec - 21 , which makes a lot of sense, given the sensitivity of Retail Banking customers to previously mentioned factors . Similarly, but to a lesser extent, time deposits held by wholesale banking customers increased from Ch $ 2 , 810 , 981 million in Sep - 21 and Ch $ 2 , 319 , 027 million in Dec - 21 to Ch $ 3 , 353 , 290 million as of September 30 , 2022 . The faster year - to - date growth was also related to an increase in time deposits denominated in foreign currency, from Ch $ 1 , 510 , 570 million in Sep - 21 and Ch $ 1 , 188 , 497 million in Dec - 21 to Ch $ 1 , 650 , 775 million in Sep - 22 . This evolution was supported by the depreciation experienced by the Ch $ against the USD that reached 19 . 5 % on an annual basis and 13 . 7 % on a year - to - date basis as of September 30 , 2022 and – more recently – by a real increase of time deposits in USD, which passed from ~USD 1 , 400 million in Dec - 21 to ~USD 1 , 700 million in Sep - 22 . These trends could be explained by both the tightening policy deployed by the U . S . Fed leading to hikes in the monetary policy rate and the volatility shown by the USD in the local market as a consequence of local economic and political uncertainty before and after the constitutional referendum held on September 4 , 2022 . As pointed out in previous quarters, we continue to expect and steady upward trend in time deposits and saving accounts over the rest of 2022 and 2023 , as long as short - term interest rates and inflation remain high, which should couple with the normalization process of demand deposits . Long - Term Debt During the 3 Q 22 we continued to search for funding alternatives, though markets dynamics and balance sheet growth has posed lower incremental requirements in long - term funding matters . Accordingly, we have focused on issuances in the local market, particularly in bonds denominated in UF, instead of debt placements abroad . Debt Issued by Currency (In Millions of Ch$ and %) Therefore, as of September 30 , 2022 our long term - debt was composed of instruments denominated in local currency amounting to Ch $ 7 , 492 , 113 million or 76 . 6 % and instruments denominated in foreign currency concentrating Ch $ 2 , 292 , 753 million or 23 . 4% . This composition reflects an increase in the share of foreign currency instruments from 21 . 5 % in Sep - 21 and a decrease from the 25 . 6 % recorded in Dec - 21 , caused by both changes in the use of Commercial Paper and debt placements carried out in the 4 Q 21 . | 50

Management Discussion & Analysis Debt Issued Evolution (In Millions of Ch$) Ov e r a ll, our lon g - t e r m d ebt in c r e ased Ch $ 1 , 02 6 , 694 milli o n or 1 1 . 7 % o n an a nnu a l b asis, f r o m Ch $ 8 , 758 , 1 72 milli o n in Sep - 2 1 to C h $ 9 , 7 84 , 8 6 6 milli o n a s o f Se ptemb e r 3 0 , 2 022 . This incr e a s e w a s f ocus e d on s e nior bo nds th at r o se Ch $ 930 , 8 25 milli o n or 1 1 . 9% , as a cons e que n ce of b ot h pl a ceme n ts in UF - d enom i n at e d b o nds a m o u n t i n g t o C h $ 4 73 , 5 3 8 milli o n a nd iss u anc e s o f fo r e i g n c u r r e ncy d enomi n ated bonds b y Ch $ 669 , 0 41 milli o n wit h i n t h e s a m e p erio d . T h ese e ffec t s c o upl e d wi t h b ot h a n ann u a l incr e m e nt of 1 3 . 9 % in i n flati o n ( m e as u r e d a s UF v a r i a tion) a n d t h e s h a r p a nnual d epr e c iati o n o f 1 9 . 5 % o f t h e Ch $ ag a i n st th e USD (and o ther c u rr e ncies), all l e adi n g to a tr a nsl a t i o n effect i n to C h i l e an p e s o s f o r UF - deno mi n at e d a n d fo r e ign curr en c y d e nomi n ated b o nds, res p ecti v e l y . T h ese factors w e r e part l y offs e t by sc h edul e d lo n g - t e r m b on d am o r t i z a tio n s and a decr ea se in t h e u s e o f c o m m e rc i al p ap e r fr o m Ch $ 4 12 , 9 0 7 m illi o n i n S e p - 21 to C h $ 45 , 3 86 milli o n in Sep - 2 2 , b a sed o n m o re c o nv e n i e nt c o nditio n s found i n in te r b ank fi n a n c i n g to f u nd tra d e f i n a nce lo an s in t he c o ntext o f risi n g forei g n int e r e st r a tes . O u r subor d i n at e d b o nds, also s u pp o r t e d the ove r all incre a se i n l o n g - t e r m d ebt by gr o w i n g C h $ 97 , 7 77 milli o n or 1 0 . 8% , w h i c h i s totally e xpl a i n e d by the e ffect of i n f l ation in the tra n slati o n o f UF - d enomi n at e d b a l a nce i n to C h i l ean p esos . On a year - to - date basis, however, our long - term debt increased at a slower pace by growing Ch $ 305 , 961 million or 3 . 2 % from Ch $ 9 , 478 , 905 million recorded in Dec - 21 , which reflects the use of alternative funding choices, but also the moderate balance sheet growth that has stemmed from a less dynamic banking activity as a consequence of diverse factors including the tightening policy undertaken by the Central Bank and deteriorated consumer and business sentiment . Accordingly, long - term funding needs have been adequately covered with placements in the local market amounting to Ch $ 195 , 628 million in UF - denominated bonds and issuances accounting for Ch $ 51 , 670 million in foreign currency bonds, all in the period ranging from Dec - 21 to Sep - 22 . These placements coupled with the impact of both an inflation of 10 . 5% (measured as UF variation) and a 13 . 7 % depreciation of the Chilean peso year - to - date on the translation of balances of bonds in UF and foreign currency, respectively . In contrast, due to the same drivers mentioned earlier, during this period we reduced the use of commercial papers from Ch $ 348 , 819 million in Dec - 21 to Ch $ 45 , 386 million in Sep - 22 , while subordinated bonds increased Ch $ 84 , 543 million or 9 . 2 % reflecting the effect of inflation . As we mentioned last quarter, in the coming quarters we will keep on assessing funding alternatives by taking into consideration the change in the outlook for the local economy, expected demand for loans, volatility in market factors and price risk exposures in the banking book, which will determine the steps we will take in order to finance our balance sheet . Other Liabilities Other liabilities have continued growing in line with changes in market factors and business decisions, amounting to Ch $ 13 , 051 , 470 million as of September 30 , 2022 , which denotes an annual increase of Ch $ 2 , 480 , 044 million or 23 . 5 % from the Ch $ 10 , 571 , 426 million reported a year earlier and an increment of Ch $ 2 , 119 , 166 million or 19 . 4 % when compared to the Ch $ 10 , 932 , 304 million recorded as of December 2021 . On an annual basis, derivative instruments were the main source of change by increasing Ch $ 1 , 705 , 920 million in Sep - 22 when compared to Sep - 21 , which was primarily associated with the sharp Ch $ depreciation of 19 . 5 % against the USD and the increase of 13 . 9 % in the UF in twelve months, in addition to important changes in local and foreign interest rates . This effect coupled with annual increases in : (i) borrowings from financial institutions by Ch $ 546 , 041 million on an annual basis, primarily due to an increase in funding for trade finance loans in replacement of Commercial Papers given more competitive interest rates, and (ii) provisions and other liabilities by Ch $ 228 , 083 million owing primarily to an increment of Ch $ 225 , 000 million in additional provisions . | 51

Management Discussion & Analysis Other Liabilities (In Millions of Ch$) Likewise, the year - to - date growth in other liabilities was also steered by the fair value of derivatives that went up Ch $ 1 , 576 , 865 million given the drivers mentioned above (a 13 . 7 % depreciation of the Ch $ and a 10 . 5 % UF variation due to inflation) . In addition, borrowings from financial institutions increased Ch $ 498 , 935 million on a year - to - date basis mainly as a result of higher use of interbank loans as a funding alternative to Commercial Papers, given changes in market factors . Equity Our equity amounted to Ch $ 4 , 685 , 673 million as of September 30 , 2022 , denoting an annual increase of Ch $ 641 , 330 million or 15 . 9 % when compared to the Ch $ 4 , 044 , 343 million posted in Sep - 21 and a year - to - date growth of Ch $ 392 , 151 million or 9 . 1 % in comparison with the Ch $ 4 , 293 , 522 million recorded in Dec - 21 . The annual change in equity relied on : An annual increase of Ch $ 408 , 585 million in net income recorded in the nine - month period ending in Sep - 22 when the same period of 2021 , once deducted provisions for minimum dividends ( 60% ) over net distributable income (i . e . discounting the effect of inflation on our shareholders’ equity) . Retention of Ch $ 253 , 094 million associated with the capitalization of the effect of inflation on our shareholders’ equity for the year ended December 31 , 2021 . These factors were partly compensated by an annual decrease of Ch $ 30 , 291 million in equity accounts related to the marking - to - market of financial instruments measured at fair value through other comprehensive income . The change was mainly explained by unfavorable shifts in certain buckets of the local and foreign yield curves affecting the fair value of cash flow hedge accounting derivatives, resulting in a negative fair value adjustment of Ch $ 99 , 192 million . This effect was to some extent offset by an improvement of approximately Ch $ 68 , 850 million in the cumulative fair value of fixed - income instruments measured at fair value through OCI, mainly due to the sale of part of this portfolio in the 3 Q 22 . Total Equity (In Millions of Ch$) When compared to Dec - 21 , the year - to - date increase in equity was primarily supported by : (i) the retention of Ch $ 253 , 094 million associated with the capitalization of the effect of inflation on our shareholders’ equity for the year ended December 31 , 2021 , and (ii) an expansion of Ch $ 219 , 332 million in net income recorded year - to - date as of Sep - 22 when compared to the amount earned in the FY 2021 , once deducted provisions for minimum dividends . These elements were partly offset by a decrease of Ch $ 79 , 546 million in other equity accounts, given opposed effects coming from : (i) a negative fair value adjustment of hedge accounting derivatives by Ch $ 87 , 551 million when compared to Dec - 21 , and (ii) an improvement of approximately Ch $ 7 , 914 million in cumulative marking - to - market of fixed - income instruments measured at fair value through OCI, all explained by the same factors mentioned on an annual basis . | 52

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its long - term solvency . Global risk management takes into consideration the business segments served by the bank, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The first two divisions are responsible for credit risk during the loan origination, monitoring and recovery stages for these respective segments . The Wholesale Credit Risk Division has a Market Risk Area that is charged with measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank’s assets and liabilities . The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing . To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues . Internal Control | 53

Risk & Capital Management Credit Risk Credit risk assesses the probability that the counterparty in a loan transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities : Perform a rigorous evaluation during the loan origination process Implement a continuous, robust portfolio monitoring process Develop credit risk modelling guidelines, covering regulatory aspects and management Implement a timely, flexible, efficient collections structure Efficiently manage teams, tools and information availability Our two credit risk divisions use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows : Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer . Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . | 54

Risk & Capital Management Market Risk Market risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. This risk is ruled by the Market Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling financial exposures and price risks generated by them . The measurement is carried out through the use of several internally - developed metrics and models for both the Trading and the Banking Book . In addition, the Bank reports standardized metrics to regulators according to their guidelines . Regarding internal tools designed for the Trading Book, the Bank measures financial exposures by means of sensitivities or greeks (calculated on an aggregate basis but also at a single market factor level or specific tenor points) and the risk of the entire portfolio by using the VaR model, which are daily reported, monitored and controlled against their limits by independent control functions . The Bank has also established internal metrics for price risk management in the Banking Book, defining limits and warning levels for interest rate exposures and interest rate risk, which are measured by using the IRE metric (Interest Rate Exposure) and EaR 12 M Model (Earnings at Risk in 12 months), respectively, both reported, monitored and controlled against their limits and triggers at least on a monthly basis . The internal governance framework establishes that the price risk appetite must be reviewed and approved by the Board at least annually, and it describes the escalation and remediation process in case exposure and risk levels are exceeded or breached . The Market Risk Management Policy also enforces to perform periodic stress testing of the Trading and Banking Book (including separate testing for the Fair Value Through Other Comprehensive Income portfolio), which are essential to measure and control the maximum price risk appetite defined by the Board . Finally, an appropriate set of information is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified in the event that limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . | 55

Risk & Capital Management Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows : Process Assessment Supplier Management Fraud Management Operational Event and Loss Management Operational Risk Assessment for Projects Basel III Compliance Building an Operational Risk Culture Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas : Document Management Business Continuity Testing Crisis Management Critical Supplier Management Management of Alternative Sites Relationship with Subsidiaries Internal and Management Process Support Internal Control Measures Technological Risk, Cybersecurity and Data Protection Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, external personnel, suppliers and service subcontractors who enter its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and procedures . | 56

Risk & Capital Management Funding Concentration & Liquidity Position Our liquidity position has continued to be solid as reflected by the Liquidity Coverage Ratio (LCR) and a Net Stable Funding Ratio (NSFR), which have averaged levels well above the prevailing regulatory limits of 100 % and 60% , respectively, as defined by the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (1) (In percentage as of each date, based on CMF C49 report) (1) On a proforma basis until July 31, 2022 when new guidelines for the treatment of “technical reserve” went into effect. In this regard, we have increased our high quality liquid assets from an average of Ch $ 6 , 513 billion in the first half of 2022 to Ch $ 7 , 063 billion in the nine months ended on September 30 , 2022 , which explains the trend followed by the LCR . These assets are primarily composed of fixed - income securities issued by the Chilean Central Bank and the Government . In the case of the NSFR, instead, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding remain stable over time . From the funding concentration perspective, the deposit composition has changed sharply in the first nine months of 2022 due to the abrupt increase in short - term interest rates, which led to a reduction of DDA, mainly concentrated in retail counterparties as mentioned in the MD&A section . This effect was partially offset by an increase in Time Deposits concentrated in the same type of customers . In fact, when compared to Dic - 21 , Time Deposits increased from 18 % to 25 % of our total liabilities, while demand deposits reduced their share from 39 % to 29% . N o neth e l e ss, g iven the sur p l u s p ositi o n in liquid ass e ts m e ntion e d a bov e , we h ave r eq ui r e d a sli g ht e st a m o unt o f a d ditio n al fu n ding fr o m pr o f e ssi o n a l co u nter p a r t i e s . In t h i s re g a r d , o u r li a biliti e s st r ucture c onti n ued to b e w e ll b a l a nc e d, a s refl e cted b y a 44 % s h a r e o f f in a ncial cou n terp a r t i e s, a 43 % sh a r e of ret a i l c o unt e r p arti e s a nd a 13 % comp o sed of whol e sale n o n - fi n ancial c o unt e r p arti e s . Liability Concentration by Counterparty (As percentage of Total Liabilities) Worth noting is that around two thirds of the liabilities with financial counterparties are concentrated in long - term bonds and borrowings from the Central Bank (related to the FCIC program), both together representing 28 . 2 % of our total liabilities, as of Sep - 22 . | 57

Risk & Capital Management Market Risk We continue to manage our trading portfolio prudently, focused on providing competitive prices to our counterparties within the market - making activity, in order to keep overall trading price risk at controlled levels . Thus, sensitivities to market factors in the Trading Book have remained low . The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 100 million in the nine months ended on September 30 , 2022 , which represented a 25 . 5 % rise when compared to the VaR posted as of September 30 , 2021 . This change resulted from an increase in market price volatility rather than greater exposures, given the higher shifts in local interest rates . Accordingly, price risk in this portfolio remained low . Value - at - Risk Trading Book (1 - day impact / 99% confidence level) This 90 . 3 % increment was a combined result of greater inflation - indexed position in the Banking Book and higher volatilities in the 3 - year sample ended on Sep - 22 , when compared to the same period of 2021 , in almost all market factors but especially relevant in market implied inflation prices . As noted in our last quarterly report, we decided to raise our inflation - indexed net asset exposure in the Banking Book by mid - 2021 from Ch $ 6 , 622 Bn . to Ch $ 8 , 020 Bn . in Sep - 22 , based on our view of increasing inflation pressures in the economy while maintaining a balanced internal risk - return ratio . It is worth noting that this position is composed of both our structural gap that covers our shareholders’ equity from the effect of inflation and the position handled by our Treasury . This expansion, together with above - average inflation recorded since the end of 2021 , has significantly benefited our operating revenues as mentioned in the MD&A section . In Millions of Ch$ 2021 2022 Ch$ % Average 877 1,100 223 25.5% Maximum 1,507 1,700 193 12.8% Minimum 425 487 61 14.4% As of September 30 Change 2021 2022 Ch$ % Average 111,109 211,476 100,366 90.3% Maximum 123,526 237,932 114,406 92.6% Minimum 102,504 179,379 76,875 75.0% Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) On the other hand, the interest rate risk in the Banking Book has increased in 2022 , as displayed by the 12 - month Earnings - at - Risk (EaR) metric, from an average of Ch $ 111 , 109 million in the nine months ended on September 30 , 2021 to Ch $ 211 , 476 million in the same period of 2022 . Earnings - at - Risk Banking Book (12 - month impact / 99% confidence level / 3 - month defeasance period) In Millions of Ch $ As of September 30 Change Based on the income accrued from inflation, we believe our strategy has more than compensated the risk taken . Nevertheless, we keep on continually assessing the expected path for inflation in order to manage our exposure properly when necessary . | 58

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems while also considering external issues . In order to achieve this goal, we operate through a Comprehensive Risk Management Framework as well as a governance structure that overcomes the complexity of our business model . As of September 30 , 2022 , we accounted for net operational losses of Ch $ 10 , 127 million, which was primarily composed of : (i) losses associated with external fraud representing 60 . 9% , (ii) losses related to execution, delivery and business processes concentrating 20 . 1% , and (iii) other effects representing 19 . 0% , mainly comprised of losses related to employment practices and workplace safety as well as customers, products and business practices . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) The amount recorded as of September 30 , 2022 represented an annual increase of 24 . 2 % or Ch $ 1 , 970 million in net operational losses when compared to the amount of Ch $ 8 , 157 million recorded in the same period last year . The main reasons behind the total increment in net losses are, as follows : An increase of Ch $ 1 , 101 million in net losses associated with electronic fraud, mainly concentrated in electronic money transfers . Although we have deployed action plans to address these issues, the expansion of the payment ecosystem has brought new challenges on this matter . Regarding credit cards, although the gross fraud increased significantly, in net terms we have seen a more stable performance because of a larger recovery rate . This is explained by a concentration in specific types of transactions that enable us a more robust and timely management of the recovery process . It is worth mentioning that we are continually improving our prevention and mitigation actions, adding new security mechanisms and monitoring . Additionally, we keep on developing training programs for both customers and employees, covering safety issues and warning about new types of attacks . Net losses from employment practices increases 124 % due to pandemic - related issues and a normalization process after this sanitary contingency . These factors were to some degree offset by : External fraud related to malicious payment of documents decreasing roughly 30 % as compared to a year earlier . This decrease is explained by the safety measures implemented in the validation process for both the document and the drawer . In relation to operational processes, we had a decrease of 24 % in net losses, which is in line with the implementation of a set of actions that enabled us to improve our performance, including more intense monitoring, control automation and early warnings . | 59

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy Our Total Capital Ratio reached 18 . 0 % as of Sep - 22 , reflecting a solid capital base while improving of 120 bp . when compared to the ratio reached as of Sep - 21 . In addition, our CET 1 ratio was 13 . 3 % as of Sep - 22 , representing a YoY increase of 65 bp . and Tier 1 ratio that registered an annual advance of 15 bp . in the same period . These figures confirm that we continued to be the bank with the most solid capital base as displayed by all capital adequacy ratios . BCH Capital Adequacy Ratios (As percentage as of each date) Credit Risk Ratings Our credit ratings determine the cost and the terms upon which we are able to obtain funding . Rating agencies evaluate us by taking into account diverse factors, including the financial strength, the business environment and the economic backdrop . On September 20 , 2022 Moody’s downgraded four Chilean banks, including us, following the downgrade on the Chile’s sovereign foreign currency long - term debt rating from A 1 to A 2 on September 15 , 2022 . Although the rating action on us involved a one - notch upgrade of our BCA to “a 3 ”, it resulted in a one - notch downgrade on our long - term debt in foreign - currency from A 1 to A 2 and a change in the outlook from negative to stable . International Credit Ratings MOODY’S Long - Term Short - Term Foreign Currency Outlook A2 P - 1 Stable STANDARD & POOR’S Long - Term Short - Term Foreign Currency Outlook A A - 1 Negative Local Credit Ratings FITCH RATINGS Long - Term Short - Term Deposits Outlook AAA Stable Nivel 1+ FELLER RATE Long - Term Short - Term Deposits Outlook AAA Stable Nivel 1+ +36bp +65bp +15bp +120bp Total Assets RWA Common Equity Tier 1 (CET1) Common Equity Tier 1 (CET1) RWA Tier 1 Capital RWA BIS III Ratio Total Capital 8.1% 12.7% 14.2% 16.8% 8.5% 13.3% 14.3% 18.0% Sep - 21 Sep - 22 BIS III Ratio increased 70 bp . when compared to the 17 . 3 % posted in Dec - 21 . This change was explained by an annual increase of 2 . 2 % in Total Capital and an annual expansion of 17 . 1 % in RWA . Based on these figures, as of Sep - 22 , we complied with regulatory limits of 3 . 0 % for the leverage ratio, 6 . 625 % for the CET 1 ratio, 8 . 125 % for the Tier 1 ratio and 10 . 125 % for the Total Capital ratio . | 60

Consolidated Statement of Income

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarter				Year-to-Date			
	3Q21 MCh$	3Q22 MCh$	3Q22 MUS$	% Change 3Q22/3Q21	Sep-21 MCh$	Sep-22 MCh$	Sep-22 MUS$	% Change Sep-22/Sep-21
Interest revenue	340,488	629,903	649.6	85.0 %	985,544	1,620,414	1,671.1	64.4 %
Interest expense	(63,521)	(316,751)	(326.7)	398.7 %	(179,728)	(683,201)	(704.6)	280.1 %
Net Interest Income	**276,967**	**313,152**	**323.0**	**13.1 %**	**805,816**	**937,213**	**966.5**	**16.3 %**
Indexation revenue from UF	195,552	599,991	618.8	206.8 %	518,442	1,683,547	1,736.2	224.7 %
Indexation expenses from UF	(105,624)	(330,063)	(340.4)	212.5 %	(291,179)	(911,247)	(939.8)	213.0 %
Net Income from UF Indexation	**89,928**	**269,928**	**278.4**	**200.2 %**	**227,263**	**772,300**	**796.5**	**239.8 %**
Income from fees and commissions	153,243	174,285	179.7	13.7 %	438,520	501,230	516.9	14.3 %
Expenses from fees and commissions	(32,245)	(36,390)	(37.5)	12.9 %	(87,154)	(106,051)	(109.4)	21.7 %
Net Fees and Commisions	**120,998**	**137,895**	**142.2**	**14.0 %**	**351,366**	**395,179**	**407.5**	**12.5 %**
Results from Assets/Liabilities held for Trading	102,381	74,857	77.2	(26.9) %	120,160	124,876	128.8	3.9 %
Results from FVTOCI Assets and Asset/Liabilities at Amortized Cost	(50)	(58,376)	(60.2)	116,652.0 %	9,358	(57,902)	(59.7)	-
Results form Foreign Exchange Transactions	(64,746)	29,244	30.2	-	(29,073)	111,449	114.9	-
Financial Results	**37,585**	**45,725**	**47.2**	**21.7 %**	**100,445**	**178,423**	**184.0**	**77.6 %**
Income attributable to affiliates	**(353)**	**3,139**	**3.2**	**-**	**(2,847)**	**8,427**	**8.7**	**-**
Income from Non-Current Assets Held for Sale	**820**	**(1,194)**	**(1.2)**	**-**	**3,585**	**(134)**	**(0.1)**	**-**
Other operating income	**5,141**	**9,541**	**9.8**	**85.6 %**	**13,932**	**18,729**	**19.3**	**34.4 %**
Total Operating Revenues	**531,086**	**778,186**	**802.5**	**46.5 %**	**1,499,560**	**2,310,137**	**2,382**	**54.1 %**
Personnel Expenses	(111,335)	(137,349)	(141.6)	23.4 %	(335,929)	(382,327)	(394.3)	13.8 %
Administrative Expenses	(78,115)	(91,978)	(94.9)	17.7 %	(239,882)	(265,402)	(273.7)	10.6 %
Depreciation and Amortization	(19,235)	(21,806)	(22.5)	13.4 %	(57,003)	(62,819)	(64.8)	10.2 %
Impairments	12	(160)	(0.2)	(1,433.3) %	342	(60)	(0.1)	-
Other Operating Expenses	(6,915)	(7,311)	(7.5)	5.7 %	(14,513)	(18,269)	(18.8)	25.9 %
Total Operating Expenses	**(215,588)**	**(258,604)**	**(266.7)**	**20.0 %**	**(646,985)**	**(728,877)**	**(751.7)**	**12.7 %**
Provisions for Loans at Amortized Cost	(46,441)	(74,504)	(76.8)	60.4 %	(116,829)	(194,324)	(200.4)	66.3 %
Special Provisions for Credit Risk	(52,538)	(41,248)	(42.5)	(21.5) %	(144,081)	(158,378)	(163.3)	9.9 %
Recovery of written-off loans	16,406	16,214	16.7	(1.2) %	47,406	48,606	50.1	2.5 %
Financial Assets Impairments	(6,504)	(6,680)	(6.9)	2.7 %	(5,381)	(7,653)	(7.9)	42.2 %
Expected Credit Losses (ECLs)	**(89,077)**	**(106,218)**	**(109.5)**	**19.2 %**	**(218,885)**	**(311,749)**	**(321.5)**	**42.4 %**
Operating Result	**226,421**	**413,364**	**426.3**	**82.6 %**	**633,690**	**1,269,511**	**1,309.2**	**100.3 %**
Income tax	(46,933)	(73,788)	(76.1)	57.2 %	(128,513)	(206,686)	(213.2)	60.8 %
Net Income for the Period	**179,488**	**339,576**	**350.2**	**89.2 %**	**505,177**	**1,062,825**	**1,096.1**	**110.4 %**
Non-Controlling interest	1	2	0.0	100.0 %	1	2	0.0	100.0 %
Net Income for the Period attributable to Equity Holders	**179,487**	**339,574**	**350.2**	**89.2 %**	**505,176**	**1,062,823**	**1,096.1**	**110.4 %**
Fair Value Adj. Securities FTVOCI	(62,318)	13,348	13.8	-	(111,710)	5,118	5.3	-
Fair Value Adj. Hedge Accounting	115,948	20,018	20.6	(82.7) %	198,321	(119,933)	(123.7)	(160.5) %
Income Tax & Other effects	(41,970)	(2,241)	(2.3)	(94.7) %	(51,198)	35,269	36.4	(168.9) %
Comprehensive Income	**191,148**	**370,701**	**382.3**	**93.9 %**	**540,590**	**983,279**	**1,014.0**	**81.9 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$969.7 per US$1.00 as of September 30, 2022. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

| 61

Consolidated Balance Sheet

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Sep-21 MCh$	Dec-21 MCh$	Sep-22 MCh$	Sep-22 MUS$	% Change Sep-22/Sep-21	% Change Sep-22/Dec-21
Cash and due from banks	**3,099,335**	**3,713,734**	**2,857,318**	**2,946.7**	**(7.8) %**	**(23.1) %**
Transactions in the course of collection	**352,008**	**486,700**	**488,526**	**503.8**	**38.8 %**	**0.4 %**
Financial Assets for Trading at Fair Value through P&L	**5,717,648**	**6,582,190**	**6,347,195**	**6,545.8**	**11.0 %**	**(3.6) %**
Derivate instruments	*2,575,886*	*2,705,495*	*4,158,473*	*4,288.6*	*61.4 %*	*53.7 %*
Debt Securities	*3,136,751*	*3,737,942*	*2,183,448*	*2,251.8*	*(30.4) %*	*(41.6) %*
Other	*5,011*	*138,753*	*5,274*	*5.4*	*5.2 %*	*(96.2) %*
Financial Assets at Fair Value Through OCI	**3,440,313**	**3,054,809**	**3,662,443**	**3,777.0**	**6.5 %**	**19.9 %**
Debt Securities	*3,440,313*	*3,054,809*	*3,662,443*	*3,777.0*	*6.5 %*	*19.9 %*
Derivative Intruments for Hedge Accounting	**268,786**	**277,803**	**168,146**	**173.4**	**(37.4) %**	**(39.5) %**
Financial Asstes at Amortized Cost	**34,783,637**	**35,945,290**	**39,365,419**	**40,597.1**	**13.2 %**	**9.5 %**
Receivables from repurchase agreements and security borrowings	*76,496*	*64,365*	*44,488*	*45.9*	*(41.8) %*	*(30.9) %*
Debt Securities	*302,532*	*839,744*	*885,951*	*913.7*	*192.8 %*	*5.5 %*
Loans and advances to Banks	*2,017,507*	*1,529,313*	*3,111,269*	*3,208.6*	*54.2 %*	*103.4 %*
Commercial loans	*18,940,972*	*19,634,756*	*20,211,364*	*20,843.8*	*6.7 %*	*2.9 %*
Residential mortgage loans	*10,097,517*	*10,346,652*	*11,164,421*	*11,513.7*	*10.6 %*	*7.9 %*
Consumer loans	*4,024,883*	*4,248,709*	*4,709,681*	*4,857.0*	*17.0 %*	*10.8 %*
Allowances for loan losses	*(676,270)*	*(718,249)*	*(761,755)*	*(785.6)*	*12.6 %*	*6.1 %*
Investments in other companies	**51,791**	**52,757**	**59,732**	**61.6**	**15.3 %**	**13.2 %**
Intangible assets	**68,401**	**72,532**	**86,916**	**89.6**	**27.1 %**	**19.8 %**
Property and Equipment	**223,687**	**222,320**	**210,311**	**216.9**	**(6.0) %**	**(5.4) %**
Leased assets	**103,330**	**100,188**	**100,541**	**103.7**	**(2.7) %**	**0.4 %**
Current tax assets	**671**	**846**	**75,562**	**77.9**	**11,161.1 %**	**8,831.7 %**
Deferred tax assets	**386,291**	**434,277**	**521,337**	**537.6**	**35.0 %**	**20.0 %**
Others	**725,227**	**814,880**	**870,009**	**897.2**	**20.0 %**	**6.8 %**
Total Assets	**49,221,125**	**51,758,326**	**54,813,455**	**56,528.5**	**11.4 %**	**5.9 %**

LIABILITIES & EQUITY	Sep-21 MCh$	Dec-21 MCh$	Sep-22 MCh$	Sep-22 MUS$	% Change Sep-22/Sep-21	% Change Sep-22/Dec-21
Liabilities						
Transactions in the course of payment	**276,288**	**369,980**	**402,356**	**414.9**	**45.6 %**	**8.8 %**
Financial Liabilities for Trading at Fair Value through P&L	**2,644,035**	**2,782,113**	**4,323,876**	**4,459.2**	**63.5 %**	**55.4 %**
Derivate instruments	*2,641,448*	*2,772,503*	*4,321,134*	*4,456.3*	*63.6 %*	*55.9 %*
Other	*2,587*	*9,610*	*2,742*	*2.8*	*6.0 %*	*(71.5) %*
Derivative Intruments for Hedge Accounting	**2,696**	**696**	**28,930**	**29.8**	**973.1 %**	**4,056.6 %**
Financial Liabilities at Amortized Cost	**38,858,697**	**40,812,258**	**41,871,013**	**43,181.1**	**7.8 %**	**2.6 %**
Current accounts and other demand deposits	*17,173,852*	*18,249,881*	*14,298,698*	*14,746.1*	*(16.7) %*	*(21.7) %*
Saving accounts and time deposits	*8,673,332*	*8,803,714*	*12,992,748*	*13,399.3*	*49.8 %*	*47.6 %*
Payables from repurchase agreements and security lending	*108,851*	*85,399*	*201,805*	*208.1*	*85.4 %*	*136.3 %*
Borrowings from financial institutions	*4,814,759*	*4,861,865*	*5,360,800*	*5,528.5*	*11.3 %*	*10.3 %*
Debt Issued	*7,853,896*	*8,561,395*	*8,782,813*	*9,057.6*	*11.8 %*	*2.6 %*
Other financial obligations	*234,007*	*250,004*	*234,149*	*241.5*	*0.1 %*	*(6.3) %*
Lease liabilities	**99,013**	**95,670**	**95,457**	**98.4**	**(3.6) %**	**(0.2) %**
Instruments Issued for Regulatory Capital	**904,276**	**917,510**	**1,002,053**	**1,033.4**	**10.8 %**	**9.2 %**
Provisions	**916,772**	**1,069,329**	**1,288,007**	**1,328.3**	**40.5 %**	**20.5 %**
Current tax liabilities	**82,930**	**113,129**	**677**	**0.7**	**(99.2) %**	**(99.4) %**
Deferred tax liabilities	-	-	-	-	-	-
Other liabilities	**1,392,075**	**1,304,119**	**1,115,413**	**1,150.3**	**(19.9) %**	**(14.5) %**
Total liabilities	**45,176,782**	**47,464,804**	**50,127,782**	**51,696.2**	**11.0 %**	**5.6 %**
Equity of the Bank's owners						
Capital	2,420,538	2,420,538	2,420,538	2,496.3	0.0 %	0.0 %
Reserves	699,800	710,472	709,742	731.9	1.4 %	(0.1) %
Other comprehensive income	(10,516)	38,739	(40,807)	(42.1)	288.0 %	(205.3) %
Retained earnings from previous periods	655,478	655,478	908,572	937.0	38.6 %	38.6 %
Income for the period	505,176	792,191	1,062,823	1,096.1	110.4 %	34.2 %
Provisions for minimum dividends	(226,135)	(323,897)	(375,197)	(386.9)	65.9 %	15.8 %
Non-Controlling Interest	2	1	2	0	0.0 %	100.0 %
Total equity	**4,044,343**	**4,293,522**	**4,685,673**	**4,832.3**	**15.9 %**	**9.1 %**
Total Liabilities & Equity	**49,221,125**	**51,758,326**	**54,813,455**	**56,528.5**	**11.4 %**	**5.9 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$969.7 per US$1.00 as of September 30, 2022. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

| 62

Selected Financial Information

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter		Year-to-Date	
	3Q21	3Q22	Sep-21	Sep-22
Earnings per Share (1) (2)				
Net income per Share (Ch$)	1.78	3.36	5.00	10.52
Net income per ADS (Ch$)	355.36	672.31	1,000.18	2,104.24
Net income per ADS (US$)	0.44	0.69	1.23	2.17
Book value per Share (Ch$)	40.04	46.38	40.04	46.38
Shares outstanding (Millions)	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)				
Net Interest Margin	3.58%	5.77%	3.44%	5.63%
Net Financial Margin	3.84%	5.57%	3.72%	5.71%
Fees & Comm. / Avg. Interest Earnings Assets	1.15%	1.22%	1.15%	1.20%
Operating Revs. / Avg. Interest Earnings Assets	5.04%	6.86%	4.93%	6.96%
Return on Average Total Assets	1.49%	2.52%	1.45%	2.73%
Return on Average Equity	18.09%	30.09%	17.40%	32.34%
Return on Average Capital and Reserves	19.19%	34.46%	18.05%	34.20%
Inflation-adjusted Return on Average Equity (5)	13.52%	16.47%	12.85%	19.03%
Capital Ratios				
Common Equity Tier 1 (CET1) / Total Assets	8.14%	8.49%	8.14%	8.49%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	12.69%	13.34%	12.69%	13.34%
Tier1 Capital / Risk Weighted Assets (RWA)	14.19%	14.34%	14.19%	14.34%
Total Capital / Risk Weighted Assets (RWA)	16.80%	18.00%	16.80%	18.00%
Credit Quality Ratios				
Total Past Due / Total Loans to Customers	0.88%	1.08%	0.92%	1.08%
Allowance for Loan Losses / Total Past Due	233.59%	194.79%	221.67%	194.79%
Total Allowance for Loan Losses / Total Past Due (6)	392.57%	370.01%	372.53%	370.01%
Impaired Loans / Total Loans to Customers	2.96%	2.61%	3.00%	2.61%
Loan Loss Allowances / Impaired Loans	69.08%	80.86%	68.17%	80.86%
Loan Loss Allowances / Total Loans to Customers	2.05%	2.11%	2.05%	2.11%
Expected Credit Losses / Avg. Loans to Customers (4)	1.09%	1.18%	0.91%	1.19%
Operating and Productivity Ratios				
Operating Expenses / Operating Revenues	40.59%	33.23%	43.14%	31.55%
Operating Expenses / Average Total Assets (3) (4)	1.79%	1.92%	1.86%	1.87%
Balance Sheet Data (1) (3)				
Avg. Interest Earnings Assets (million Ch$)	42,184,569	45,190,522	40,594,193	44,087,181
Avg. Assets (million Ch$)	48,266,736	53,887,957	46,448,644	51,899,894
Avg. Equity (million Ch$)	3,968,616	4,514,149	3,870,674	4,382,108
Avg. Loans to Customers (million Ch$)	32,663,446	35,856,207	31,966,649	34,970,986
Avg. Interest Bearing Liabilities (million Ch$)	22,279,263	27,942,572	21,702,975	25,584,552
Risk-Weighted Assets (Million Ch$)	31,843,204	35,130,471	31,843,204	35,130,471
Additional Data				
Exchange rate (Ch$/US$) - EOP	811.60	969.66	811.60	969.66
Employees (#) - EOP	12,395	12,469	12,395	12,469
Branches (#) - EOP	272	265	272	265

Notes

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.
(5) Non-GAAP measure computed as net income less the effect of inflation on shareholders' equity (both for the period) divided by average shareholders' equity.
(6) Including additional allowances.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$969.7 per US$1.00 as of September 30, 2022. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

| 63

| 64 Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Forward - Looking Information The information contained herein incorporates by reference statements which constitute ‘‘forward - looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; unexpected developments in certain existing litigation; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; natural disasters or pandemics, such as the coronavirus known as COVID19; the effect of tax laws or other kind of regulation on our business; other risk factors as reported in our form 20F filed with the U.S. SEC. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Contacts Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.c l Daniel Galarce Head of Financial Control & Capital Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.cl